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06013797

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ultra Electronics Holdings plc

*CURRENT ADDRESS 417 Bridport Road
Greenford
Middlesex UB6 8UA
ENGLAND

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34976 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: MAG
DAT : 5/26/06

nge

delivering growth

Ultra

Ultra Electronics Holdings plc Annual Report and Accounts 2005

Ultra ELECTRONICS


responding to change
delivering growth

ULTRA ELECTRONICS IS A GROUP OF SPECIALIST BUSINESSES OFFERING A THROUGH-LIFE PRODUCT AND SERVICE PORTFOLIO THAT INCLUDES SYSTEMS, SUB-SYSTEMS, PRODUCTS AND COMPONENTS FOR DEFENCE, SECURITY, AEROSPACE AND TRANSPORT APPLICATIONS WORLDWIDE.

ULTRA, WHICH EMPLOYS 3,000 PEOPLE IN THE UK AND NORTH AMERICA, FOCUSES ON HIGH INTEGRITY SENSING, CONTROL, COMMUNICATION AND DISPLAY SYSTEMS WITH AN EMPHASIS ON INTEGRATED INFORMATION TECHNOLOGY SOLUTIONS. THE GROUP CONCENTRATES ON OBTAINING COMPETITIVE ADVANTAGE THROUGH TECHNOLOGICAL EDGE AND BY HAVING A LEADING POSITION IN NICHE MARKETS.

ULTRA'S PRODUCTS AND SERVICES ARE USED IN AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS AROUND THE WORLD. INCREASINGLY, ULTRA UNDERTAKES SPECIALIST SYSTEM AND SUB-SYSTEM INTEGRATION USING THE COMBINED EXPERTISE OF THE GROUP BUSINESSES AND BY TEAMING WITH WORLD-CLASS INTERNATIONAL PARTNERS.


THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE 2003

THE QUEEN'S AWARD FOR ENTERPRISE 2003 FOR HiPPAG AT PRECISION AIR SYSTEMS

	2005	2004	Growth
Revenue (£m)	**342.4**	310.7	+10%
Operating profit (£m)[1]	**51.1**	43.3	+18%
Profit before taxation (£m)[2]	**47.4**	40.1	+18%
Earnings per share[2]	**50.7p**	43.7p	+16%
Operating profit margin[1]	**14.9%**	13.9%	
Employees (average number)	**2,880**	2,678	



Revenue
£342.4m
01
02
03
04
05
£239.5m
£260.4m
£284.4m
£310.7m
£342.4m



Profit before taxation²
£47.4m
01
02
03
04
05
£27.1m
£29.9m
£34.4m
£40.1m
£47.4m



Earnings per share²
50.7p
01
02
03
04
05
30.5p
33.2p
38.2p
43.7p
50.7p



Order book
£500.7m
01
02
03
04
05
£315.0m
£348.0m
£375.0m
£395.4m
£500.7m

[1] Before amortisation of intangibles arising on acquisition. IFRS profit from operations £47.8m (2004: £43.3m)

[2] Before amortisation of intangibles arising on acquisition and loss on derivative financial instruments. IFRS profit before tax £40.7m (2004: £40.1m). Basic EPS 43.9p (2004: 43.7p)

Ultra Electronics at a Glance

Divisional sales

Aircraft & Vehicle Systems **£84.4m**

Information & Power Systems **£117.3m**



Tactical & Sonar Systems **£140.7m**

ULTRA ELECTRONICS SPECIALISES IN THE DESIGN, MANUFACTURE AND SUPPORT OF ELECTRONIC AND ELECTROMECHANICAL SYSTEMS, SUB-SYSTEMS, PRODUCTS AND SERVICES FOR AIRCRAFT, SHIPS, SUBMARINES, ARMOURED VEHICLES, SURVEILLANCE AND COMMUNICATION SYSTEMS, AIRPORTS AND TRANSPORT SYSTEMS. IT IS ORGANISED INTO THREE DIVISIONS: **AIRCRAFT & VEHICLE SYSTEMS, INFORMATION & POWER SYSTEMS** AND **TACTICAL & SONAR SYSTEMS**.

Aircraft & Vehicle Systems	Information & Power Systems	Tactical & Sonar Systems
Revenue £84.4m (2004: £76.6m)	£117.3m (2004: £113.7m)	£140.7m (2004: £120.4m)
Profit¹ £15.9m (2004: £14.9m)	£18.1m (2004: £15.0m)	£17.1m (2004: £13.4m)

Aircraft & Vehicle Systems

CONTROLS•
Airframe de-icing and crack detection systems. Civil and military aircraft cabin quietening systems using active noise and vibration control technology. Landing gear control and proximity sensing systems. Propeller balancing systems.

DATEL•
High integrity systems including safety-critical software. Internet-based secure collaborative working environments and resilient, secure communication networks. Health monitoring and asset availability solutions for military vehicles.

ELECTRICS•
Data management and vision control systems for armoured vehicles. Specialised control handles, high-integrity switches and indicators. Lighting systems. Ruggedised cable harnesses.

MEASUREMENT SYSTEMS INC•
Haptic devices: displacement and force joysticks, hand grip controls, trackballs, encoders and simulation equipment. Cockpit equipment.

PRECISION AIR SYSTEMS•
High Pressure Pure Air Generators (HiPPAG) for cooling thermal imagers and infra-red sensors, and for pneumatic ejection of aircraft munitions.

•Businesses in the United Kingdom
•Businesses in North America

Information & Power Systems

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

Tactical & Sonar Systems

AUDIOPACK•
Rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments.

DNE TECHNOLOGIES•
Military network communications equipment for voice, data and video information. High-speed protocol converters and modems.

FLIGHTLINE SYSTEMS•
Sonobuoy telemetry receivers for maritime patrol aircraft and helicopters. Aircraft cockpit indicators. Mechanical gyroscopes. Specialist military test equipment.

MARITIME SYSTEMS•
Active source and passive sonobuoys, bathythermal buoys and expendable submarine communication buoys. Towed array sonars. High power sonar transducers.

OCEAN SYSTEMS•
Underwater acoustic countermeasures and systems. Torpedo defence systems. Torpedo sonar. Active and passive transducer technologies. Submarine communication systems.

SONAR & COMMUNICATION SYSTEMS•
Active and passive sonobuoys. Sonobuoy receivers and acoustic processors for maritime patrol aircraft and helicopters. Ship sonar systems. Torpedo defence systems and countermeasures. Mine disposal systems. Submarine communication systems. Data link communication systems. Airborne targeting pods. Cryptographic equipment.

TACTICAL COMMUNICATION SYSTEMS•
High capacity line-of-sight radios, electronic counter-countermeasure radios, multiplexers, and turn-key tactical communication systems.

UNDERSEA SENSOR SYSTEMS INC•
Active and passive sonobuoys. Multi-static acoustic systems. Advanced autonomous sensor systems for coastal surveillance.

¹before amortisation of intangibles arising on acquisition ²before amortisation of intangibles arising on acquisition and loss on derivative financial instruments ³cash generated by operations, less net capital expenditure, R&D and LTIP share purchases ⁴cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition ⁵bank overdrafts and loans less cash and cash equivalents



IMPORTANT CONTRACTS WERE SECURED DURING 2005, INCLUDING POSITIONS ON NEW PROGRAMMES, THAT WILL SUPPORT FURTHER GROWTH OF THE GROUP.

Ultra made excellent progress in 2005, achieving high growth in revenue and profits. The Group's performance was helped by its battlespace IT, airport IT systems and torpedo countermeasures activities. Contributions were made by the acquisitions completed in 2004 and the two further acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005, including positions on new programmes, that will support further growth of the Group.

Sales at £342.4m grew 10% with the Tactical & Sonar Systems division showing the strongest growth. Operating profit[1] at £51.1m increased by 18% over the previous year. This was despite the £5.2m negative impact of weaker hedged exchange rates for US$ sales made by Ultra's businesses in the UK and Canada. Earnings per share[2] at 50.7p increased by 16% reflecting a slightly higher effective tax rate for 2005 than in the prior year. The Board will be recommending a final dividend of 10.7p per share, making a total for the year of 15.9p, a 15% increase over 2004.

Ultra has achieved its track record of success through its strategy of achieving organic growth by securing niche positions on long-term platforms and programmes. Growth has also been aided by acquisitions that either augmented Ultra's existing niches or added new related niches. The key to achieving this growth is Ultra's investment strategy. In 2005 the Group invested a total of £61.2m in acquisitions, research and development, capital expenditure and new business development. The investment contributed directly to the winning of new contracts that drove the year-end order book to the record level of £500.7m.

The company's net debt[5] increased through the year by just £10.2m to £34.3m after funding the significant level of investment in 2005. Cash conversion continued to be strong in 2005 through management's continuing focus on cash generation. The conversion of operating profit[1] to operating cash flow[3] in the year was 105%. Over the last five years the Group's average cash conversion[4] has been 114%, reflecting the high quality of Ultra's earnings.

The acquisitions of Horizon Aerospace and Audiopack Technologies Inc. were completed in the year. Horizon, now fully integrated into Ultra's Flightline Systems business, supplies a broad range of cockpit instruments for military and civil aircraft. Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is also part of the Group's Tactical & Sonar Systems division.

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

In civil markets, aerospace remains buoyant and healthy demand continues, both for sales of original equipment and for aftermarket support equipment. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

The planned Board changes that were discussed in Ultra's 2004 Annual Report came into effect at the Group's AGM last April. I succeeded Peter Macfarlane as Chairman, upon his retirement, relinquishing the Chief Executive's role to Douglas Caster who has been an Executive Director of Ultra since 1993 and who was appointed Chief Operating Officer in 2004. Peter served as Chairman for ten years; on behalf of the Board I thank Peter for his leadership and wish him a long and happy retirement.

Ultra's performance in 2005 built on its long track record of continuous progress and the Group enters 2006 with a strong balance sheet and a record order book. Ultra has the headroom to make further acquisitions that will enhance and complement the Group's range of niche activities, and to invest to respond to market demands. The order book has increased significantly in the year and provides Ultra with its customary level of visibility for 2006 earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Gaining positions on new platforms and programmes has driven the growth of Ultra. It is still true, however, that no single programme contributes more than 5% of sales in a year, thereby underpinning the resilience of the Group's performance.

Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

Finally I would like to thank all Ultra employees for their hard work and continuing commitment, which have made such important contributions to the success of the Group.

Julian Blogh **Chairman**

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

a long-term strategy

+10%

Revenue
Reflecting increased sales of battlespace IT, airport IT and torpedo countermeasure systems

+18%

Operating profit[1]
Margin improvement driven by increased volume, effective execution of development programmes and a continuing focus on cost control

IN ULTRA'S MAIN DEFENCE MARKETS WORLDWIDE, BUDGETS CONTINUE TO RISE. WITHIN THESE BUDGETS, EXPENDITURE IS INCREASING ON BATTLESPACE IT SYSTEMS AND EQUIPMENT TO PROVIDE BETTER SITUATIONAL AWARENESS, QUICKER COMMAND AND CONTROL AND THE SYNCHRONISATION OF MILITARY EFFECTS WITH MUCH IMPROVED ACCURACY.

This Operating and Financial Review contains certain forward-looking information and statements in relation to Ultra's operations, economic performance and financial conditions which cannot be objectively verified and should be treated with caution. These statements are made by Ultra in good faith, based on the information available to it at the time of the approval of this report and, although Ultra believes that the expectations reflected in such forward-looking statements are reasonable, they should not be relied upon and no assurance can be given by Ultra that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in the economic, market and competitive conditions underlying such forward-looking information.

ULTRA AND ITS MARKET ENVIRONMENT

Ultra Electronics is a group of specialist businesses offering a through-life product and service portfolio that includes systems, sub-systems, products and components for defence, security, aerospace and transport applications worldwide. Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance and communication systems, airports and transport systems around the world.

In Ultra's main defence markets worldwide, budgets continue to rise. Within these budgets, expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, quicker command and control and the synchronisation of military effects with much improved accuracy. Funds are being spent on equipping modern armed forces to allow the rapid deployment of light, mobile troops and to enable the exploitation of superior intelligence of the military situation through the use of battlespace IT. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements

The recent UK Government Defence Industrial Strategy document confirmed that a future priority for the MoD will be to upgrade existing platforms with smarter capabilities through the integration of enhanced electronic solutions. The report also confirmed the MoD's reliance on the private sector for innovative solutions and through-life support. The MoD is open to solutions from overseas suppliers but will require technology transfer to the UK in order to maintain operational sovereignty for its armed forces. Consequently, Ultra's market position, together with its expertise in international teaming, positions the Group to continue to play a significant role in fulfilling the MoD's objectives.

In the US, the recently published Quadrennial Defense Review ("QDR") emphasises the need to combat the asymmetric terrorist threat. Additionally, the QDR supports the simultaneous maintenance of a US, worldwide capability to wage a major conflict against a near-peer opponent. As a consequence, there will be a continuing focus of expenditure on battlespace IT solutions, especially advanced surveillance and command and control systems. The US will pursue dominance in the air, land and maritime domains through the continued development of smart capability.

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems.

In civil markets, aerospace remains buoyant with Airbus and Boeing increasing build rates driving healthy demand for both sales of original equipment and equipment for aftermarket support. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The growth in passenger air travel is strong, increasing demand for new infrastructure including airport IT systems.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

PERFORMANCE WAS BOOSTED BY RECENT INVESTMENTS TO ENHANCE THE GROUP'S BATTLESPACE IT, AIRPORT IT SYSTEMS AND TORPEDO COUNTERMEASURES CAPABILITIES.



ULTRA'S OBJECTIVE AND STRATEGIES FOR ACHIEVING THE OBJECTIVE

The Board's prime objective is to outperform the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings, and by communicating effectively with shareholders and the financial community generally.

Ultra's strategies to achieve this objective are summarised in the following eight-point statement. Ultra's core strategies are:

1. **To concentrate on aerospace and defence**
2. **To be a niche player where the Group has competitive advantage through technology or market position**
3. **To offer a through-life product and service portfolio that includes systems, sub-systems, products and components**
4. **To grow both organically and by acquisition**
5. **To have an efficient organisation with committed and competent people**
6. **To be an excellent and strategic supplier to our customers**
7. **To gain competitive advantage by internal and external teaming**
8. **To meet our commitments**

Ultra believes that sustainable success is derived from a focus on positioning its products and services on a broad range of major international platforms and programmes. Such successful positioning is achieved by ensuring that Ultra's offerings are differentiated from those of the competition in a manner that the customer values. Focus is sustained on creating and maintaining this differentiation in the future and on continuing to provide innovative solutions to satisfy customer requirements.

Underpinning Ultra's continuing success is its investment strategy. Ultra has a demonstrated expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and services. During 2005, Ultra invested a total of £61.2m (2004: £43.5m) on acquisitions, research and development, capital expenditure and new business development. This investment contributed directly to the new contracts won in the year and also supports the Group's long-term positioning for future business.

To ensure that this investment strategy remains affordable, Ultra focuses on delivering a high quality of earnings from its operations. Evidence of this quality is the consistently strong cash generation that the Group has achieved. The cash generated from operations is then available to fund acquisitions – Ultra seeks to maintain a broad balance between organic and acquisition growth. Since formation, all of Ultra's acquisitions have been funded by free cash flow and so the level of net debt has remained relatively constant.

The Group's acquisition strategy is summarised as being the pursuit of bolt-on acquisitions that:

- **are defence or aerospace based**
- **are in a growth market sector**
- **augment a current niche or**
- **add a new, related niche or**
- **widen Ultra's geographic reach**

The ideal size of acquisitions is currently about £25m to £50m and so "organisation transforming" acquisitions are unlikely. The Group will seek to maintain a robust portfolio of niche activities. In short, the acquisition strategy that has served Ultra well to date will be continued.

ULTRA'S 2005 RESULTS

Ultra made excellent progress in 2005, achieving high growth in revenue and operating profit[1]. The Group's performance was helped by its battlespace IT, airport IT systems and torpedo countermeasures activities. Contributions were made by the acquisitions completed in 2004 and the further two acquisitions made during 2005, which strengthened Ultra's position in the civil aerospace and homeland security markets. Important contracts were secured during 2005 including positions on new programmes that will support further growth of the Group.

Group results

Revenue increased to £342.4m, a rise of 10% over the prior year, of which 6% was organic growth. In addition to the investments noted above, strong sales of tactical data link systems to the US armed forces, increased deliveries of battlespace IT equipment for military vehicles, airport IT systems and torpedo countermeasures contributed to the Group's performance.

There was a further increase in the Group's operating margin[1] from 13.9% in 2004 to 14.9%, driven mainly by a combination of a rise in volume, effective execution of development programmes and a continuing focus on cost control. Operating profit[1] rose by 18% to £51.1m (2004: £43.3m), while profit before tax[2] increased by 18% to £47.4m (2004: £40.1m). This was despite a £5.2m negative impact of weaker hedged exchange rates for US dollar sales made by Ultra's businesses in the UK and Canada.

The effective tax rate for the Group increased to 27.7% (2004: 27.2%), due mainly to a higher proportion of Ultra's profits being generated in North America, where marginal tax rates are higher. This resulted in earnings per share[2] growth of 16% to 50.7p (2004: 43.7p).

continued on page 7

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

19 times

Interest cover
Bank interest cost was covered 19 times by operating profit[1]

105%

Cash conversion[4]
Demonstrating Ultra's consistently high quality of earnings

18%

Total annual shareholder return
Ultra has delivered an average annual total shareholder return of 18% since flotation in 1996

THE BOARD'S PRIME OBJECTIVE IS TO OUTPERFORM THE MARKET IN TERMS OF ANNUAL INCREASES IN SHAREHOLDER VALUE BY DELIVERING ABOVE AVERAGE ANNUAL INCREASES IN EARNINGS, AND BY COMMUNICATING EFFECTIVELY WITH SHAREHOLDERS AND THE FINANCIAL COMMUNITY GENERALLY.

Key performance indicators

	Performance indicator	Definition	2005 result
1	Revenue growth	Growth in total Group revenue compared to prior year.	10%
2	Profit growth	Growth in Group profit before tax[2], compared to prior year.	18%
3	Order book visibility	Order cover for next financial year as percentage of market consensus sales forecast for the year.	62% cover for 2006 on consensus sales of £379m
4	Growth in earnings per share over a three year period	Growth in earnings per share[2], calculated over a rolling three year period.	45%
5	Cash conversion	Cash generated by operations, less net purchases of property, plant, equipment and LTIP shares, less expenditure on product development, expressed as percentage of operating profit[1].	105%
6	Interest cover	The ratio of operating profit[1] to financing costs associated with bank borrowings.	19 times
7	Relative total shareholder return	Total shareholder return (capital growth plus dividends paid, assuming dividends reinvested) over a rolling three year period compared to the FTSE 250 index.	+2% per annum

Key performance indicators
The indicators shown above have been identified by the Directors as giving the best overall indication of the Group's long-term success. **Revenue growth** gives a quantified indication of the rate at which the Group's business activity is expanding. A satisfactory **profit growth** trend confirms that additional revenue is being gained without profit margins being compromised. It also indicates that the additional contribution to profits from new acquisitions is greater than the financing costs incurred as a result of taking on additional debt to fund those acquisitions. **Order book visibility**, based upon expected sales during the year to come, gives the Board confidence as to the achievement of future growth forecasts. A key objective of the Board is to increase **earnings per share[2]** at a faster rate than other similar quoted companies in the UK. If successful this should ensure that investors will continue to hold Ultra's shares, rather than those of its peers. Achievement of this objective is the key measure that is used for determining awards under the Executive Directors' Long Term Incentive Plan scheme. The Directors aim to manage the business so that it continues to generate high levels of cash, which can then be reinvested in the business in the form of acquisitions. The Board uses **operating cash conversion** as a simple yet reliable measure of cash generation, which represents the major element of the Group's short-term incentive bonus scheme. Whilst free cash will continue to fund Ultra's expansion by acquisition, it is important to ensure that the balance sheet remains sufficiently strong and that the cost of carrying additional debt does not become too high. **Interest cover** is a reliable indicator of balance sheet strength. Finally it remains the overriding objective of the Board to provide shareholders with a long-term return on their investment in Ultra that exceeds that which would be achieved by other potential equity investments that present a similar risk profile. **Total shareholder return** is a suitable measure, as compared to the overall population of FTSE 250 companies.

[1]before amortisation of intangibles arising on acquisition. [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

Investing for growth



Dividend £9.6m
Currency £3.6m
£49.6m
Tax £13.0m
Interest £2.6m
Share issues £1.4m
Cash for investing £61.2m
Extra debt £10.2m
Capex £7.2m
Acquisitions £36.6m
R&D £17.4m

£61.2m

Investment
Ultra invested £61.2m in 2005 in acquisitions, research and development, capital expenditure and on new business development

AT THE END OF 2005 THE GROUP'S ORDER BOOK WAS VALUED AT THE RECORD LEVEL OF £500.7 MILLION, AN INCREASE OF 27% OVER THE POSITION AT THE SAME TIME LAST YEAR

Group results (continued from page 5)

Operating cash flow[3] was again excellent at £53.8m (2004: £46.9m). The conversion of operating profit[1] to operating cash flow[3] was 105%, emphasising Ultra's high quality of earnings. This brings the Group's average cash conversion over the last five years to 114%. Net debt[5] at the year-end increased by just £10.2m to £34.3m (2004: £24.1m), after funding an investment of £61.2m in the year. Of this, a total of £36.6m after expenses was spent on acquisitions, with £24.6m (2004: £20.7m) spent on research and development, capital expenditure and new business development. This £24.6m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2005, this amounted to £60.6m (2004: £54.9m) and so, in total, over 20% of Ultra's activity is new product development.

At the end of 2005 the Group's order book was valued at the record level of £500.7m, an increase of 27% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

2005 ACQUISITIONS

In 2005, the Group made two acquisitions, Horizon Aerospace in March and Audiopack Technologies in July. The total cash consideration for acquisitions was £36.6m including expenses, financed using Ultra's banking facilities.

Horizon, now fully integrated into Ultra's Flightline Systems business in Rochester, New York, USA, supplies and supports a broad range of cockpit instruments for military and civil aircraft. The range includes mechanical, electro-mechanical, digital and analogue-digital instruments. These products are used on many aircraft including Boeing's 737 and 777 and complement Flightline's existing range of specialist sonobuoy receivers and electro-mechanical gyroscopes. Flightline Systems is part of Ultra's Tactical & Sonar Systems division.

Audiopack strengthens Ultra's communications capability within the military and homeland security markets and is now also part of the Tactical & Sonar Systems division. Based in Cleveland, Ohio, USA, Audiopack's main activity is developing and manufacturing rugged voice communications equipment for personnel wearing protective clothing, gas masks and breathing apparatus. The products are supplied mainly to the military and homeland security sectors together with 'first responders' such as the fire, medical and police services. These customers demand robust products of the highest quality to provide reliable communications between team members operating in harsh and hazardous environments. Ultra will be able to offer elements of its battlespace IT product range to this market sector for command and control purposes.

DIVISIONAL REVIEW

AIRCRAFT & VEHICLE SYSTEMS

AIRCRAFT & VEHICLE SYSTEMS COMPRISES FIVE BUSINESSES IN THE UK AND US THAT SUPPLY ADVANCED TECHNOLOGY PRODUCTS AND SOFTWARE FOR MILITARY AIRCRAFT, LAND VEHICLES AND FOR CIVIL AEROSPACE MARKETS.

Revenue in the division increased by 10% to £84.4m (2004: £76.6m). Operating profit[1] grew by 7% to £15.9m (2004: £14.9m), giving an operating margin[1] of 18.9% (2004: 19.4%).

The continued buoyancy of the civil aerospace market drove sales growth of Ultra's cabin quietening equipment for the Bombardier Q Series of turboprop aircraft and landing gear control computers for Airbus aircraft. The development activity on the door and landing gear proximity sensing and wing ice protection systems for the Boeing 787 aircraft progressed to plan, with the increased investment funded by Ultra impacting margins slightly in the division. Sales of these systems should commence in 2007 ahead of the 787 entering service in 2008.

An important achievement in the year was the selection of Ultra to supply equipment for the Airbus A400M military transport aircraft. Ultra secured the contract to supply a noise cancellation system for the aircraft's main cargo bay to reduce the propeller-induced noise to an acceptable level within the latest health and safety requirements. Ultra's scope of supply on the aircraft also includes proximity sensors and associated electronics, which sense the position of the landing gear and the landing gear doors to ensure correct operation, together with the provision of ruggedised wiring harnesses for the landing gear. This major new programme for Ultra contributed significantly to the order book growth in 2005. At the end of the year, Airbus had orders for 192 aircraft, which is due to enter service in 2009.

Sales of Ultra's HiPPAG missile cooling compressor for the US Navy's F/A-18 E/F Super Hornet aircraft rose in 2005 but the rate of production for the Eurofighter Typhoon aircraft was reduced in order to realign HiPPAG deliveries to the aircraft programme. Following a number of successful trials in the US of Boeing's Small Diameter Bomb system, Ultra was awarded the first low-rate initial production contracts for this munitions ejection variant of HiPPAG. The lead aircraft for this programme is the F-15 Eagle to which the Small Diameter Bomb system will be retrofitted. The development of HiPPAG for its munitions ejection role on the F-35 Joint Strike Fighter aircraft also proceeded satisfactorily.

In the UK, deliveries of cockpit controls, indicators and landing gear control equipment for the first tranche of the Eurofighter Typhoon continued on schedule during 2005 and additional orders for this equipment were secured for the second tranche of 236 aircraft, for which the delivery period extends out to 2012.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

>500

Air Defense Systems Integrator
Ultra has over 500 ADSIs in operational use

30%

Battlespace IT
Sales of battlespace IT equipment represented more than 30% of Group revenue for the first time

42%

North America
42% of Ultra's revenue came from the North American market in 2005

ULTRA'S DOMINANCE OF AIRLINE BAGGAGE RECONCILIATION SYSTEMS, TO ENSURE THAT UNACCOMPANIED BAGS ARE NOT INADVERTENTLY LOADED ONTO AIRCRAFT, CONTINUED WITH THE ON-TIME COMMISSIONING OF THE SYSTEM THAT SERVES ALL OF THE INTERNATIONAL AIRPORTS IN NEW ZEALAND.

Production deliveries commenced to BAE Systems of the indirect vision and vetronics systems for the British Army's Engineer Tank System and crew controls equipment for the Terrier combat engineering vehicle, making a significant contribution to the division's growth. A future priority for the UK's armed forces will be the enhancement of military capability through technology insertion to existing platforms as outlined in the MoD's recent Defence Industrial Strategy. In anticipation of this, Ultra teamed with CTAI, a joint venture between BAE Systems and GIAT, to position for a competition to upgrade the turret of the British Army's Warrior armoured fighting vehicle.

INFORMATION & POWER SYSTEMS

INFORMATION & POWER SYSTEMS CONSISTS OF SEVEN BUSINESSES THAT SUPPLY INFORMATION MANAGEMENT AND POWER PRODUCTS FOR DEFENCE, COMMERCIAL AND AIRPORT APPLICATIONS WORLDWIDE

Revenue in the division increased by 3% to £117.3m (2004: £113.7m). Operating profit[1] increased by 20% to £18.1m (2004: £15.0m). The operating margin[1] was 15.4% an increase from 13.2% in the prior year.

Revenue growth in the division was impacted by the decline of the trackside rail power supply activity for the UK's Network Rail that peaked in 2004. However, this reduction was more than compensated for by the growth in battlespace IT equipment and the continued success of Ultra's ADSI data link processor and situational awareness system in the US. Development contracts were secured to adapt the ADSI to be part of a monitoring and control element of tactical data link networks for the US Air Force and to provide a common data link processor for all four services of the US armed forces. These are multi-year programmes at the heart of US battlespace IT capabilities and they contributed considerably to the growth of the division. The continuing peace-keeping operations in Iraq have also driven strong demand for ADSI systems to provide situational awareness and airspace management capabilities vital to the US Army units deployed in the theatre of operations.

Ultra's airport IT systems business achieved an excellent performance which also contributed to the growth of the division. There was increased activity on the IT infrastructure of BAA's new Terminal 5 at London Heathrow airport as the project transitioned from design to implementation. In September, Ultra secured the contract to supply IT integration services to Shanghai Pudong international airport. This built on Ultra's success at Terminal 5 and capitalised on Ultra's market position in China gained through the acquisition of Videcom in 2004. Shanghai will be a world class reference site for Ultra in the rapidly-growing Asia-Pacific airport market.

Ultra's dominance of airline baggage reconciliation systems, to ensure that unaccompanied bags are not inadvertently loaded onto aircraft, continued with the on-time commissioning of the system that serves all of the international airports in New Zealand. Ultra's managed baggage reconciliation services, provided at Heathrow, in Australia and in the US, continued to operate successfully and are providing the expected revenue growth and return on investment.

The highest priority planned procurement programme for the British Army is the Future Rapid Effects System (FRES) comprising a family of medium-weight armoured vehicles to cover a wide range of combat and support roles. FRES will incorporate a significant amount of battlespace IT so that it is able to connect to and cooperate with other military systems. By teaming with Lockheed Martin, one of the two competing lead contractors, Ultra has secured a sub-contract relating to the electronic architecture technology demonstrator programme. This work will define and prototype the team's proposed battlespace IT infrastructure for FRES. It is strategically important early positioning for the eventual development and production phases. The in-service date for FRES is expected to be early in the next decade with production continuing into the late 2020s.

Development activity for the replacement control system for the nuclear reactors powering the Royal Navy's submarines progressed satisfactorily to plan and the complex central control consoles for the Astute submarine were also delivered. A contract was secured to upgrade and support the equipment that enables the control and firing of weapons from the torpedo tubes of the Royal Navy's Trafalgar and Vanguard Class submarines. The installation of this equipment, which was originally developed for the Astute Class submarine, will achieve a common fit across the fleet and much reduced through-life support costs for the UK MoD.

TACTICAL & SONAR SYSTEMS

TACTICAL & SONAR SYSTEMS, WITH THE ADDITION OF AUDIOPACK AND THE INTEGRATION OF HORIZON INTO FLIGHTLINE SYSTEMS, COMPRISES EIGHT BUSINESSES IN THE UK AND NORTH AMERICA THAT SUPPLY COMMUNICATIONS AND UNDERWATER EQUIPMENT TO HOMELAND SECURITY AND MILITARY USERS WORLDWIDE

Revenue in the division increased to £140.7m from £120.4m in 2004, a rise of 17% of which 7% was organic. Operating profit[1] increased 28% to £17.1m (2004: £13.4m) giving an operating margin[1] of 12.2%, an increase from 11.1% in the prior year.

The new variant of the US Navy's passive sonobuoy was successfully introduced in the second half of 2005, providing improved performance at reduced cost. Overall, however, the level of sonobuoy sales was broadly unchanged for the third year in a row. In both the US and UK, funded development proceeded on the next generation of sonobuoy systems that will improve the ability to detect small, extremely quiet, diesel-electric submarines able to operate in shallow, coastal waters. Ultra's dominance of the sonobuoy export market continued with sales to France, Australia, Canada, Taiwan and Korea.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

A KEY FEATURE OF ULTRA'S STRONG NORTH AMERICAN RESULTS WAS AN EXCELLENT PERFORMANCE BY ADVANCED TACTICAL SYSTEMS, WHERE SHIPMENTS OF ADSI SYSTEMS TO THE US ARMED FORCES REACHED RECORD LEVELS.

Sales by sector



Sonar **26%** (2004: 24%)
Civil equipment **13%** (2004: 15%)
Civil aircraft equipment **9%** (2004: 8%)
Defence equipment **12%** (2004: 13%)
Military aircraft equipment **10%** (2004: 11%)
Battlespace IT **30%** (2004: 29%)

Sales by destination



North America **42%** (2004: 35%)
Europe **11%** (2004: 11%)
UK **39%** (2004: 42%)
RoW **8%** (2004: 12%)

Significant orders for Ultra's specialist sonobuoy telemetry receivers were won during the year, securing long-term positions on a number of new anti-submarine warfare aircraft programmes. For fixed wing aircraft these included the Boeing P-8A aircraft being developed to replace the US Navy's ageing P-3 Orions, which has a potential for up to 150 aircraft, and the Turkish Navy's ATR-72 ASW programme. In addition, the latest helicopter versions of Ultra's sonobuoy receiver were selected for the Cyclone maritime helicopter programme in Canada and the MH-60R Seahawk in the US.

Sales in the division were boosted by the on-time delivery of a further six ship-sets of the Group's Surface Ship Torpedo Defence system to the Royal Navy, with three of these systems installed on ships and at sea by the year-end. In the US, the torpedo defence technology demonstrator programme secured in 2004 made excellent progress and successful trials have now been conducted against real weapons. The Group also benefited from increased sales of submarine-launched torpedo countermeasures, both for the US Navy and international customers. During the year, development of the bow sonar for the Royal Navy's Type 45 destroyer made satisfactory progress and the first system was nearing completion by the year-end.

The Group was awarded a contract for the Royal Navy's mine disposal programme, teamed with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply and then support from within the UK.

Sales of battlespace IT equipment once again contributed to the growth of this division, with particular success achieved in international markets. Ultra made further deliveries of high capacity radios to the US Army's communications infrastructure programme and for its Patriot missile defence system. A new jam-resistant radio with improved data transmission capacity was developed for the South Korean armed forces and initial production deliveries were made in the second half of the year. Radios were supplied to the Canadian armed forces for use during their deployment in Afghanistan for peace-keeping duties.

Following several years of investment and market positioning, during which Ultra designed what is planned to be the NATO standard for radio control links for unmanned air vehicles (UAVs), Ultra won a contract to supply such equipment for the British Army's Watchkeeper UAV programme. This is another new niche for Ultra which, with its associated encryption equipment, is anticipated to contribute to the growth of the Group.

SECTORAL ANALYSIS OF ULTRA'S RESULTS

Market sector analysis

The Group has seen its battlespace IT activities grow in importance during the past few years and sales of this equipment represented more than 30% of total revenue for the first time. While the products of both Audiopack and DNE are in this sector, strong growth in sales of ADSI systems to the US armed forces was the main reason for this excellent performance. Ultra's dependence upon its sonobuoy products continues to decline and it was encouraging to see new product niches driving a strong increase in sales of sonar equipment, up by 17% in the year. Notable growth was achieved by Sonar & Communication Systems, where shipments of surface ship torpedo defence systems ramped up during the year. In addition Ocean Systems received more funding under its torpedo defence demonstrator contract with the US Navy. While the value of sales of equipment for military aircraft increased slightly, it reduced in 2005 from 11% to 10% of Group revenue. Lower shipments of equipment for the Eurofighter Typhoon programme, in response to the customer's demands, inhibited the growth in this sector. Ultra's focus on the defence sector strengthened during the year, driven by the acquisitions, and this area represented 78% of the Group's activities, 2% higher than in 2004. Sales to civil markets accounted for the 22% balance of Ultra's business (2004: 23%). Here the main feature was strong demand for civil aircraft equipment, both for Airbus new build and also in the after-market. Sales in this area increased by 16% in absolute terms and were 9% of total revenue, up by 1% from 2004. Other civil sales declined from a 15% to a 13% share, with the reduced demand for transit power equipment being the key reason.

Geographic analysis

Ultra continues to increase its presence in North America and 2005 was the first year for which this market was the Group's most significant, accounting for 42% of total revenue (2004: 35%). This change was caused partly by acquisitions, with DNE contributing for the entire year and the additional benefit of two further US acquisitions during the year, Horizon Aerospace and Audiopack. However the key feature of Ultra's strong North American results was record sales of ADSI systems. The significance of the UK market for Ultra declined in the year and domestic sales represented 39% of Group revenue in the year, down from 42% in 2004. Lower sales of railway transit power equipment was the main reason, although it was encouraging to see above-average growth coming from Electrics, driven by strong sales of equipment for armoured fighting vehicles, and Airport Systems, where activity increased at London Heathrow's new Terminal 5. Ultra's largest business, Sonar & Communication Systems also reported sales growth of more than 10%. Exports to continental Europe accounted for 11% of Group revenue, in line with the previous year. The most marked reduction was seen in sales to the rest of the world, which declined from 12% to 8% of revenue. This was due mainly to lower sales of sonobuoys and torpedo countermeasures to Australia, where two large orders were fulfilled during 2004, and to the timing of shipments of military radios to South Korea.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

>100

The US Navy has committed to procuring more than 100 new Anti-Submarine Warfare aircraft, each of which will be fitted with Ultra equipment

ONE OF ULTRA'S STRENGTHS IS THE GROUP'S POSITION ON MANY MAJOR INTERNATIONAL PROGRAMMES AND PLATFORMS. AS A RESULT OF THIS BROAD SPREAD OF ACTIVITY, NO SINGLE PROGRAMME GENERATES MORE THAN 5% OF ULTRA'S REVENUE IN ANY SINGLE YEAR, UNDERPINNING THE RESILIENCE OF THE GROUP'S PERFORMANCE.

ULTRA'S FUTURE OUTLOOK

Market trends

Whilst budgets have risen over recent years in Ultra's main defence markets, in both the US and UK the continuing costs of peace-keeping operations is putting strain on these defence budgets. The recently published US Department of Defense Quadrennial Defense Review generally maintained support for the current US defence equipment programmes. However the affordability of the implied procurement plans was not addressed by the review. As a consequence it is possible that some US equipment programmes will be deferred, curtailed or cut altogether at some future date. In the UK, the Defence Industrial Strategy, published in December 2005, also indicated the degree of strain in the present budgets.

One of Ultra's strengths, however, is the Group's position on many major international programmes and platforms. As a result of this broad spread of activity, no single programme generates more than 5% of Ultra's revenue in any single year underpinning the resilience of the Group's performance. It is considered unlikely that sufficient programmes would be cut severely or curtailed simultaneously to cause a major reduction in Ultra's level of business.

Within the US and UK defence budgets, expenditure continues to be focused on improving the use of intelligence, on enhancing the ability rapidly to deploy forces and in providing increased protection for personnel. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

There is some evidence that the decline in one of Ultra's traditional market sectors, that of Anti-Submarine Warfare (ASW), has bottomed out. The US has committed to buying over 100 P-8A ASW fixed wing aircraft and is also procuring over 240 ASW helicopters. The Canadian government is procuring 28 ASW helicopters. In Europe, the NH-90 ASW helicopter will shortly enter service as will the long-delayed Nimrod MRA4 aircraft. In the short-term, Ultra is supplying equipment for each of these programmes. In the longer-term, the entry into service of these platforms might be expected to increase the annual consumption and therefore demand for sonobuoys, the acoustic sensors that are used to detect submarines and for which Ultra is the world-leading supplier.

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems. This is a market sector in which Ultra provides innovative and cost-effective solutions.

Worldwide, there is a move to increase the unmanned element of fighting forces. By so doing the cost per platform is reduced, as is the risk to personnel from enemy action. For Ultra, this will reduce demand for specialist Human-Machine Interface (HMI) equipment used in cockpits, for example. Anticipating this, Ultra has positioned its HMI equipment for use on the base stations that are used to control the unmanned vehicles.

Ultra's customers aspire to stable or reducing prices for the goods and services that they procure. This inevitably leads to cost pressures to which the Group must respond. Ultra has a long track record of product innovation to reduce costs whilst delivering improved performance and achieving operational efficiencies by working more intelligently. More recently Ultra has made significant progress in sourcing production in low cost economies where this is appropriate, given the nature of the products that the Group provides. The anticipated cost reductions have been achieved, thereby helping to protect and improve the Group's operating margins.

[1] before amortisation of intangibles arising on acquisition [2] before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4] cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5] bank overdrafts and loans less cash and cash equivalents

30

International success
Ultra sells its products and services in more than 30 countries worldwide

15%

Increased dividend
The Directors are recommending a total dividend increase of 15% to 15.9p

62%

High visibility of earnings
Ultra started 2006 with firm order cover for 62% of projected revenue

Management of risks and uncertainties

ULTRA'S CONFIDENCE IN ITS ABILITY TO CONTINUE TO DELIVER GROWTH IS UNDERPINNED BY A NUMBER OF KEY FACTORS. THE GROUP HAS A TRACK RECORD OF YEAR ON YEAR SUCCESS DESPITE SIGNIFICANT VOLATILITY IN FOREIGN EXCHANGE RATES AND WHILST EXPERIENCING FULL MARKET CYCLES IN BOTH THE CIVIL AEROSPACE AND DEFENCE SECTORS. THESE RISKS WILL CONTINUE TO BE MITIGATED THROUGH ROBUST BUSINESS STRATEGIES. FURTHER, ULTRA HAS ACCESS TO ADEQUATE FINANCIAL AND HUMAN RESOURCES TO IMPLEMENT ITS STRATEGY FOR THE FORESEEABLE FUTURE.

Approximately 80% of Ultra's revenue is from the defence sector. A risk would therefore be a significant worldwide reduction in defence expenditure. The overall size of the defence budgets relative to Ultra's annual revenue provides sufficient headroom for the Group's growth to continue. Ultra's constant focus has been on ensuring that its businesses operate in a large number of growing niche markets where the Group can create and maintain sustainable competitive advantage. This specialisation and diversity give some protection from budget variations and so provide robustness to Ultra's performance.

Ultra's financial performance has not been significantly affected by the current allied operations in Afghanistan and Iraq. It is possible that these operations might be scaled back in the next few years. Since Ultra did not benefit materially from the start of these operations, it is anticipated that a withdrawal would not harm the Group's trading position. Indeed, it might well be an overall benefit to the Group as it may alleviate some of the current pressures on defence budgets.

The international spread of Ultra's activities provides resilience to its performance. The Group now sells its products and services in over 30 countries worldwide and this has broadened the customer base. Ultra also has a transatlantic capability, with 10 of its 20 businesses located in North America. As such, it operates as a domestic agent in both markets and can exploit its innovative solutions on both sides of the Atlantic.

Ultra is represented on a significant range of major international programmes and platforms. As a result, no single programme represents more than 5% of Ultra's revenue in any single year. The cancellation or curtailment of any single programme is unlikely therefore to have a material adverse impact on the Group.

Ultra supplies to all elements of the armed forces, i.e. the army, navy, air force and marines, together with first responders such as medical staff and firefighters. This customer spread provides an element of risk mitigation. In addition, Ultra operates in a number of different and distinct market sectors, including battlespace IT, sonar and equipment for military air, land and sea platforms. Again, this mitigates the risk of decline in any one market sector materially affecting Ultra's overall performance.

Ultra has significant business in the civil sector and this provides useful diversification, often providing an alternative market in which to exploit complementary skills and technologies. Within the civil market, Ultra operates in the aerospace, transport and commercial security sectors. This spread gives further resilience to Ultra's performance.

The Group's largest exposure to the adverse effects of exchange rate volatility is to the UK£:US$ impact. Whilst Ultra has a natural hedge from its geographic split of businesses, the Group has also responded by sourcing a higher proportion of the cost of dollar-denominated products in dollar zones. This is in addition to the Group's usual currency hedging arrangements described later.

The industries in which the Group operates continue to experience restructuring, which sometimes results in Ultra's customers themselves becoming more vertically integrated. This may increase the incidence of the Group's customers having capabilities that overlap with Ultra's. The threat that this otherwise might pose is offset by Ultra's strategy of operating in specific market niches where it has some sustainable differentiation.

Outlook for Ultra

The record order book of £501m represents a significant increase in the year and provides Ultra with its customary level of visibility of earnings. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Importantly, the Group started 2006 with firm order cover for 62% of projected revenue, a similar level of visibility to previous years.

In Ultra's main defence markets worldwide, budgets continue to rise and the recent emphasis on security and surveillance activities continues. The continuing buoyancy of the civil aerospace market not only drives increasing levels of production equipment but also benefits important aftermarket spares and repairs revenues. The strong growth in air passenger travel will drive demand for new infrastructure including airport IT.

Ultra enters 2006 with a strong balance sheet and the headroom, not only to make further acquisitions that will enhance and complement the Group's range of niche activities, but also to continue to invest in new product development to meet market demands. Current market conditions, coupled with Ultra's proven ability to win new business and to execute contracts effectively, give the Board confidence in the continuing progress of the Group in 2006.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

114%

Five year cash conversion[4]
The Group has achieved an average operating cash conversion of 114% over the last five years

£38.1m

Free cash flow
Ultra generated £38.1m of free cash in 2005

THE DIRECTORS ARE PROPOSING A FINAL DIVIDEND OF 10.7P, BRINGING THE TOTAL DIVIDEND TO 15.9P (2004: 13.8P), AN INCREASE OF 15%. DIVIDEND COVER WILL THEREFORE BE MAINTAINED AT ABOUT THREE TIMES.

FINANCIAL POSITION

Operating cash flow[3]
Ultra maintained its record of strong cash generation during the year, with operating cash flow, after capital expenditure and LTIP share purchases, of £53.8m (2004: £46.9m), equivalent to an operating profit[1] to cash conversion ratio of 105%. Ultra continues to focus upon maintaining working capital at a low level without jeopardising the viability of the business. At the end of 2005, Ultra had net current liabilities, excluding cash and bank borrowings, of £18.8m (2004: £10.4m). The main driver for this position was an increase of £7.1m in payables, excluding the effect of acquisitions. Creditor days outstanding at year-end were 51, a similar level to 2004. Inventories rose by £1.6m and receivables by £1.3m, reflecting the overall growth in revenue. There was a £7.3m net cash investment in property, plant and equipment during the year compared to a depreciation charge of £6.1m. Within this total the only significant capital investment was in New Zealand. Here new baggage reconciliation systems have been installed at the country's six international airports, with expenditure during the year of £1.6m. In addition £0.6m was spent on buying Ultra shares for the Long-Term Incentive Plan. This was lower than the previous year's £1.1m because shares not awarded during 2004 were used during 2005.

Acquisitions and intangible assets
Ultra made two acquisitions during the year. Horizon Aerospace was acquired in March for a total cost including expenses of £2.4m, of which £1.3m has been treated as goodwill. Audiopack Technologies Inc was acquired in July through a share purchase transaction for £33.9m, including expenses. Of the total consideration £4.1m has been treated as goodwill and a further £27.7m as intangible assets. In both cases the goodwill has been capitalised and, under International Financial Reporting Standards, will remain on the balance sheet at the acquired value, assuming no future impairment charge. Intangible assets of Audiopack will be amortised over a ten-year period. Following a review during the year of the fair value of assets acquired with Videcom International Ltd in July 2004, a reduction of £0.2m was made to the goodwill associated with that business. Capitalised investments of £2.9m were made in new product development and other intangible assets with long-term commercial value during the year.

Interest and profit before taxation
Financing costs, excluding losses on financial instruments, grew by £0.9m to £4.3m for the year. One reason was a £0.5m rise in interest charges resulting from an increase in bank borrowings to fund acquisitions. This increase was partly offset by a reduction in the effective cost of debt following the maturity in April 2005 of the fixed interest rate hedging contract to which Ultra committed in 2000. Interest costs on bank debts, including amortised fees, amounted to £3.3m overall, compared to £2.8m in 2004. The 2005 cost was covered 18.6 times by operating profit[1]. In addition, financing costs included a notional charge of £0.9m (2004: £0.5m) representing the amortisation of the UK defined benefit pension fund deficit.

The growth in financing costs meant that the headline profit before tax[2] improved by 18% to £47.4m (2004: £40.1m). Amortisation of intangibles arising on acquisition amounted to £3.3m in the year. A loss of £3.4m was reported on financial instruments and this was caused by a 12% strengthening in the US dollar against sterling during the year. The Group's UK and Canadian businesses hedge forward their US dollar denominated sales revenues, typically over an eighteen-month period, and the stronger dollar had the effect of reducing the nominal value of these financial instruments at the year-end closing exchange rates. It should be emphasised that this notional reported "loss" will never be realised; it is simply a timing effect. The real worth of the hedging contracts to the Group is to fix the value in local currency of foreign currency sales receipts in the future, thus reducing the uncertainty that would otherwise exist as to their realisable value. Under the transitional arrangements for the implementation of International Financial Reporting Standards this item was not separately reported in the previous year. Statutory profit before tax was £40.7m (2004: £40.1m).

Earnings per share[2] and dividends
The effective Group tax rate rose slightly to 27.7% (2004: 27.2%) due to a higher proportion of Ultra's profits being generated in the US, where marginal tax rates are higher. Earnings per share[2], rose by 16% to 50.7p (2004: 43.7p). The Directors are proposing a final dividend of 10.7p, bringing the total dividend to 15.9p (2004: 13.8p), an increase of 15%. This continues to reflect the Group's policy of maintaining a dividend that is covered about three times by earnings per share[2].

Financing
Ultra generated £38.1m of free cash flow before dividends and acquisitions during 2005 (2004: £36.0m). After dividend payments of £9.6m, this left £28.5m available to help fund the acquisition expenditure of £36.6m. The balance came from the Group's banking facilities and, as a result of this and certain currency effects, net debt[5] increased by £10.2m during the year to close at £34.3m (2004: £24.1m). The balance sheet remains very strong and Ultra has substantial headroom on its banking facilities to make further acquisitions.

Ultra's existing operations and new acquisitions are funded by a combination of retained cash and medium-term bank borrowings. During November 2005 the Group renewed the banking facility that is provided by a small syndicate led by The Royal Bank of Scotland. The new facility, which provides up to £120m of revolving credit over a five-year period, is denominated in sterling, US dollars and Canadian dollars

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents

£120m

Funding
Ultra's new banking facility provides up to £120m of revolving credit

+16%

Earnings per share[2]
Ultra's earnings per share[2] increased by 16% to 50.7p

ULTRA MAINTAINED ITS RECORD OF STRONG CASH GENERATION DURING THE YEAR, WITH OPERATING CASH FLOW, AFTER CAPITAL EXPENDITURE AND LTIP SHARE PURCHASES, OF £53.8M (2004: £46.9M).

and is used for balance sheet and operational needs. Both the sterling and US dollar elements fund day-to-day working capital requirements and the US and Canadian dollar borrowings also represent natural hedges against assets denominated in those currencies. A further overdraft of £10m is also available for funding short-term working capital requirements.

Financial risk management

Interest rates

An interest rate hedge, denominated in sterling, which had been in place for five years, matured during 2005. A significant portion of the Group's current borrowings has been incurred to fund recent acquisitions in North America and is therefore denominated in US and Canadian dollars. With the objective of reducing the risk that is associated with debt at floating interest rates, new three-year interest rate hedging contracts were entered into in December. These cover $40m of US dollar borrowings, reducing to $20m over two years, and $30m of Canadian dollar debt. These amounts compare to gross debts of US $58.5m and Canadian $42.4m that were in place at the end of 2005. The remaining £36.4m of gross debt was at floating interest rates. The effective overall annual interest rate for the total gross debt of £74.7m at year-end was 4.8%.

Foreign currency

Ultra's reported financial results are influenced by movements in exchange rates and the overall impact is a combination of currency translation and currency transaction effects. The biggest sensitivities are to the US and Canadian dollars.

The average dollar exchange rates used in the year to translate the sales and operating profits of Ultra's US and Canadian subsidiaries into sterling strengthened by 3% and 9% respectively compared to 2004. For the Group as a whole, currency translation effects increased sales by £5.7m or 2% and operating profit[1] by £1.0m or 2%.

Some of Ultra's businesses in the UK and Canada also make sales in foreign currencies, mainly US dollars. When the US dollar weakens against local currencies this means that operating profit[1] is subject to a negative currency transaction effect. This is partly relieved by sourcing materials in US dollars, thus reducing the overall net exposure to currency fluctuations. The Group policy is to hedge the net exposure on orders in hand using forward foreign exchange contracts, typically extending 18 to 24 months. Exposure to other currencies is hedged as it arises on specific contracts. Based upon the combined net exposure of about US $80m last year, operating profit[1] in 2005 would have been £5.2m or 10% higher had the overall hedged rate remained unchanged from the previous year. Ultra's effective US$:UK£ rate for 2006, based upon the forward contracts currently in place, is expected to be approximately $1.77, compared to $1.73 in 2005.

Pensions

Ultra offers company-funded retirement benefits to all its employees. In the UK most staff still participate in the Ultra Electronics Limited defined benefit scheme, which was closed to new entrants in 2003. There was a net IAS 19 deficit after tax of £31.3m on the scheme at the end of 2005, compared to £27.1m in 2004. Although the value of the scheme assets increased by £22.4m during the year, this was less than the increase of £28.4m in the liabilities. The main reason for this growth was a lower discount rate for future liabilities, due to the current low yield on gilts. Its investment strategy is focused upon equities, which represent 87% of the scheme assets. This reflects the fact that the scheme is relatively immature, with just 17% of the members already retired, and remains strongly cash positive.

The scheme has a statement of investment principles. This includes a statement on socially responsible investment which is delegated to the investment managers.

Pension management and governance is undertaken by pension trustees on behalf of the members. The pension trustees include company-nominated and employee-elected representatives. Ultra supports the trustees in a number of ways including training to the "Trustee Certificate of Essential Pensions Knowledge" standard which is independently assessed by the Pensions Management Institute.

Employees at Tactical Communication Systems in Canada also participate in a defined benefit scheme. There was an IAS 19 deficit of £1.3m on this scheme at the end of 2005 compared to £1.0m in 2004. This will be eliminated over the following ten years by increasing company contributions by an amount that has been agreed with the scheme actuaries and the Canadian regulatory agencies.

All staff that have joined Ultra in the UK since the defined benefit scheme was closed in 2003 have been invited to become members of the Ultra Electronics Group Personal Pension Plan. Under the terms of this defined contribution scheme, company contributions are supplemented by contributions from the employees.

In the US, Ultra offers a defined contribution 401(k) retirement benefit plan to full-time employees. Under this plan, Ultra provides participating and contributing employees with matching contributions, subject to plan and US Internal Revenue Service rules. DNE transferred its assets into the Ultra plan in 2005. Audiopack, which became part of Ultra during 2005, will also consolidate its current plan into the Ultra scheme during 2006. Wells Fargo provides administration and is also a directed trustee of the plan.

[1]before amortisation of intangibles arising on acquisition [2]before amortisation of intangibles arising on acquisition and loss on derivative financial instruments [3]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases [4]cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition [5]bank overdrafts and loans less cash and cash equivalents





Ultra supplies high-capacity tactical radio systems



Ultra's ADSI systems drive the displays at air operations centres

battlespace IT for **military advantage**

30%

Battlespace IT equipment
Sales of battlespace IT equipment and systems accounted for over 30% of Ultra's 2005 revenue.



Ultra's ADSI systems provide a deployable air defence capability



Ultra is providing the secure data links for the UK Watchkeeper UAV programme



The Polish Navy is achieving NATO compatibility by using Ultra equipment

ULTRA IS DEVELOPING EQUIPMENT TO MANAGE REAL-TIME INFORMATION FLOWS EFFECTIVELY AND TO DELIVER MILITARY ADVANTAGE THROUGH HAVING INFORMATION SUPERIORITY.

In conflicts, the side that manages real-time battlespace intelligence most effectively to achieve information superiority has a decisive edge. Ultra is constantly investing in the development of new battlespace IT products that will help deliver that military advantage. Ultra's Air Defense Systems Integrator (ADSI) product provides a world-leading capability for processing information from tactical data links, intelligence feeds and radar data in many different formats. This information is translated into an unambiguous, coherent picture of the tactical situation that is used by the combatants around the battlespace. The latest version of ADSI contains significant additional features and functionality. Many existing users – and Ultra has over 500 ADSIs in operational use – have opted to upgrade to the new version. The flexibility of the ADSI product helped position Ultra to be Northrop Grumman's partner in the development of two new integrated battlespace IT solutions. Ultra's work on these programmes will continue for some time to come. The US Army is also procuring ADSIs to be the heart of new deployable airspace management cells for air defence. The compact nature of ADSI helps fit the complete capability into wheeled armoured vehicles, thereby maximising mobility.

A key element of military tactical communication systems is the wide area network for voice and data transmission between various command levels in land forces. Ultra's advanced microwave trunk radios serve as the backbone of modern tactical line-of-sight networks. They provide high-capacity telecommunication services to interlink battlefield command posts and combat forces. These networks must be able to handle ever-increasing volumes of information, including voice, data, email and real-time video transmissions. Ultra is upgrading the high capacity radio systems for both the US Patriot air-defence missile systems and those used for the US Army's battlefield backbone communications infrastructure. In a parallel move, Ultra has also developed a higher-capacity version of the secure, frequency-hopping radio used by the army of South Korea.

To be tactically useful, communications must be secure. Ultra has a world-leading cryptographic capability and has achieved export sales of such equipment to the US, Canada, Sweden and Germany. Secure data links are also vital in controlling unmanned aerial vehicles and for transferring time-critical information to ground stations. Ultra is developing this equipment for the UK Watchkeeper programme.

Data must be shared across multiple battlespace IT networks, including legacy systems. Ultra provides voice and data multiplexers, multi-service access concentrators and communication switches and protocol converters used by all branches of the US armed forces. Ultra has recently demonstrated the ability to provide bandwidth efficient communications within an Internet Protocol network while maintaining the high quality of service demanded by military commanders.



Ultra is upgrading the high-capacity radios for the Patriot air defence missile system



Solving IP convergence congestion

Ultra provides key elements of modern military communication networks





[illegible]



Ultra provides advanced [illegible] for firefighters and other [illegible]

Six

Torpedo defence systems
In 2005, Ultra sold six torpedo defence systems to the Royal Navy and three were at sea by the year-end

Twenty

Long-term support
Ultra's new weapons interfacing electronics for the Royal Navy will be supported for 20 years



[illegible]



[illegible]



[illegible]

expertise in depth

Digitisation of the battlespace is a dominant theme in defence expenditure. Modern command and control systems must meet the need for interoperability, not only with other services but also with allies and coalition partners. Modern designs must also provide integrated solutions – the link between the command and the weapons. Fire control functions must be seamless. Ultra's high integrity, low-latency naval data distribution systems help make this so. Integrated combat systems must be highly cost effective if they are to penetrate the growing market for minor warships and offshore patrol vessels that are required by the world's navies. Ultra has demonstrated its ability to provide very competitive combat systems for this market sector. These integrate radar and electro optic surveillance, command and control and weapon fire control functions together with navigation, communication and platform management in one cohesive, modular design of integrated bridge. Much use is made of commercial computing equipment and the system design contains industry-standard interfaces to ensure that the system can easily be upgraded and maintained for the life of the platform.

Ultra has won a contract to supply and support new weapon interfacing electronics for the Royal Navy's existing submarines. This system, originally developed for the new Astute class submarines, manages the weapons – the Spearfish heavyweight torpedo and the Tomahawk land attack cruise missile – while they are still in the submarine launch tubes, providing power and monitoring their condition. The equipment manages the upload of target data prior to weapon launch and controls and monitors the launch sequence. The Ultra solution will maximise the commonality of equipment across all Royal Navy submarines. It uses off-the-shelf technology to facilitate the management of obsolescence issues for the next 20 years.

With the acquisition of Audiopack in July 2005, Ultra provides a broad range of rugged voice communications equipment for personnel wearing protective clothing, masks and breathing apparatus in harsh and hazardous environments. This equipment is used in the military and homeland security sectors and by 'first responders' such as the fire, medical and police services. Reliable communications between team members is vital when operating in dangerous environments. The Ultra equipment can also provide the user with visual information about the condition of the breathing apparatus, including the amount of air left in the tanks, to maximise the safety of operations. Synergistically, Ultra can also offer solutions to provide enhanced command and control information, including the location of users at an incident, using proven technology already developed within the Group.

ULTRA IS SUPPLYING AND SUPPORTING THE EQUIPMENT THAT CONTROLS THE WEAPONS LAUNCH FROM ALL OF THE ROYAL NAVY'S SUBMARINES, INCLUDING THE NEW ASTUTE CLASS.

Ultra [illegible] provides [illegible] and [illegible] equipment for all of the Royal Navy's submarines





Ultra supplies advanced electronic control systems for armoured vehicles



Ultra is providing the indirect vision system and the vetronics system for the Engineer Tank System

battlespace IT in **armoured vehicles**

The British Army's highest priority planned procurement programme is the Future Rapid Effects System ("FRES"), family of armoured vehicles. FRES will provide the UK land forces with the capability to conduct rapid intervention, war fighting and a diverse range of other roles. It will comprise a range of network-enabled, medium-weight armoured vehicles designed for rapid deployment by air worldwide. Ultra is part of the team led by Lockheed Martin UK which is one of two teams selected to undertake work on the initial design, assessment and integration of a potential electronic architecture for the vehicles. Ultra positioned itself for selection to the team by successfully demonstrating an ability to provide significant sub-systems for modern armoured vehicles.

For the British Army's Engineer Tank System programme, Ultra has developed two major sub-systems, the indirect vision system and the vetronics system. These are to be fitted to the 33 Trojan obstacle clearing vehicles and the 33 Titan bridge-layers being supplied by BAE Systems. The vision system comprises cameras, video management electronics and displays and provides situational awareness to all crew members when operating under armour. The vetronics system provides smart management of electrical power usage and constant power health monitoring. Ultra also provides a range of cameras and crew controls for the British Army's Terrier armoured vehicles. In modern conflicts, the crews must be provided with sufficient all round vision to allow the vehicle to complete its full range of tasks while the hatches are closed to give protection against enemy action. Ultra's success in developing these systems has positioned it to supply similar sub-systems for the potential upgrade of the British Army Warrior armoured vehicle. The UK MoD is planning to extend the life and upgrade the capability of up to 450 Warriors including a new turret to enhance lethality. In preparation for the turret competition, Ultra has teamed with CTAI, a joint venture between BAE Systems and GIAT, the French manufacturer of armoured vehicles. CTAI has developed an innovative gun and associated ammunition and Ultra is supplying a number of different crew controls and electronic units as part of the overall system.

In addition to making a significant contribution to the operational capability of new armoured vehicles, Ultra is also innovating to improve the availability of the current fleet of vehicles. Ultra has demonstrated its ability not only to collect health and usage data from vehicles but also to turn this into useful fleet management information and to present it to the appropriate decision makers. This includes the use of Ultra's 'Syntaxis' collaborative working environment to provide secure data exchange and transmission and also to host third party software tools used for data analysis and decision-making.

33 Trojan obstacle clearing vehicles are being supplied to the British Army by BAE Systems

FRES

Ultra is undertaking the initial design and integration of a potential electronic architecture for the advanced FRES network-enabled armoured vehicles



Ultra is developing vision equipment and crew controls for Terrier



Armoured vehicle electronics must survive in harsh environments



The British Army's Warrior vehicles will require upgraded electronics

78%

Strong defence

The defence sector is responsible for 78% of the Group's revenue

ULTRA HAS DEVELOPED TWO MAJOR BATTLESPACE IT SUB-SYSTEMS FOR THE BRITISH ARMY'S NEW ENGINEER TANK SYSTEM VEHICLES



Development of the bow sonar for the Type 45 destroyer made satisfactory progress

ULTRA LEADS INTERNATIONAL TEAMS PROVIDING THE ROYAL NAVY WITH LOW-RISK UNDERWATER BATTLESPACE DEFENCE CAPABILITIES. NEW SYSTEMS ARE AT SEA WITH THE ROYAL NAVY.



Ultra won its UK mine disposal system contract after an extensive set of competitive trials

17%

Increasing sales

Ultra's sales of sonar equipment rose by 17% in 2005, driven by successes in new product niches



Ultra supplied six torpedo defence systems to the Royal Navy in 2005



Ultra specialises in underwater battlespace equipment



Ultra is developing a stealthy communication system for submarines

defending the fleet

Ultra has a particular expertise in teaming with partners to provide its customers with the 'best of breed' solutions for their requirements at low risk. Typically, this teaming is with international partners and Ultra will manage the transfer of technology into the customer's country to provide and support a sovereign operational capability for that nation. In 2005, Ultra was awarded a contract to supply the Royal Navy with an advanced capability for the destruction of sea mines using a UK variant of the proven SEAFOX system designed by Atlas Elektronik of Germany. The system comprises expendable, remotely-operated underwater vehicles with on-board guidance and navigation equipment. This links to the control station on the host ship and the vehicle is manoeuvred to the sea mine which is then neutralised using an explosive warhead. Ultra will modify the existing SEAFOX design to meet the UK requirement and will manufacture the systems in the UK and then provide a ten-year support and upgrade capability. Ultra's contract from the MoD was won after an extensive series of competitive trials culminating in live explosive trials against a variety of sea mines.

During 2005 Ultra made excellent progress on its US Navy technology demonstrator contract for an advanced torpedo defence system to protect its surface fleet. Successful trials have now been conducted against real weapons. The development work for the US Navy is able to take full advantage of Ultra's work on the Royal Navy surface ship torpedo defence contract. Ultra has specialist underwater battlespace businesses in both the UK and US and so is able to exploit its innovative technologies in both markets. For the Royal Navy torpedo defence programme, Ultra delivered on time a further six ship sets of equipment and three systems were on ships and at sea by the end of the year.

During 2005, development of the bow sonar for the Royal Navy's new Type 45 destroyer made satisfactory progress. For this programme, Ultra is teamed with the US sonar and combat system specialist EDO Corporation. By the year-end, the first system was nearing completion.

One of the great advantages of a submarine is its stealth – by staying submerged for extended periods, a submarine can avoid detection and so pose a considerable threat to hostile forces. In order to use a submarine as a tactical asset, however, it must be able to share information about the wider battlespace. A way must therefore be found to allow a submarine to communicate above surface whilst operating freely at depth. Ultra, with its partners Strachan & Henshaw and QinetiQ, is developing a system incorporating a recoverable buoy that provides a satellite communication capability. Ultra, as system integrator, will undertake systems engineering, design and integration. The team will manufacture the equipment, which includes outboard equipment to deploy, retrieve, capture and stow the buoy together with satellite communications and other antennas. Within the Ultra team each company contributes its specialist skills and experience to optimise the final solution for the customer.



Ultra is developing a stealthy communication system for submarines incorporating a recoverable buoy that provides a satellite interface capability





Ultra's active noise and vibration control system will be fitted to the A400M aircraft



Each Eurofighter aircraft has many Ultra systems and products fitted

leading edge technology

16%

Buoyant civil aerospace
Ultra's sales of equipment for civil aircraft rose by 16% in 2005

THE DESIGN OF THE WING ICE PROTECTION SYSTEM, FOR WHICH ULTRA IS THE SYSTEM INTEGRATOR, IS CRITICAL TO THE OPTIMISATION OF THE OPERATING EFFICIENCY OF THE BOEING 787 AIRCRAFT



Ultra is supplying the wing ice protection system and proximity sensor interface electronics for the Boeing 787 aircraft


787



Ultra's HiPPAG is fitted to the F-35 JSF aircraft



Ultra quietens Bombardier's Q-series aircraft



Ultra constantly upgrades the electronic systems of the Tornado aircraft

Ultra maintains a constant focus on positioning its innovative solutions on long-term programmes and platforms. In the aerospace sector, typical project lifecycles can exceed fifty years. Ultra has been successful in positioning its unique products, services and systems on a number of key new programmes.

Ultra is developing the wing ice protection system and, with Goodrich of the US, the door and landing gear proximity sensing system for the new Boeing 787 "Dreamliner" aircraft. In 2005, these programmes made good progress. Ultra is the system integrator for the wing ice protection system which provides electro-thermal heating to the leading edge slats of the 787 wing. The design of the system is critical to the optimisation of the operating efficiency of the aircraft as it avoids the use of bleed air from the engines, which adversely impacts fuel efficiency. The 787 aircraft is scheduled to enter service in 2008.

An important achievement in 2005 was Ultra's selection to supply its active noise cancellation system for the main cargo bay of the new Airbus A400M turboprop military transport aircraft. Ultra's innovative system will substantially reduce noise inside the aircraft and will protect troops from the noise of the powerful propellers. The system is based on active noise cancellation technology which Ultra has developed over more than 20 years and which is in operational service on more than 800 turboprop aircraft.

Ultra is also supplying the landing gear control system, proximity sensors, harnesses and associated interface electronics for the A400M aircraft. These components are used mainly in the landing gear extension and retraction system to sense the position of the landing gear and landing gear doors. Ultra is partnered with Goodrich for the supply of this equipment. Airbus has an order book of 192 A400M aircraft with first deliveries planned for 2009.

Ultra is providing its innovative and highly reliable HiPPAG airborne compressor for the US Small Diameter Bomb (SDB) programme in the US. The SDB system, for which the prime contractor is Boeing, is the latest low cost precision-strike weapon for deployment on fighters, bombers and unmanned combat air vehicles, for which it is estimated that the USAF will procure at least 2,000 carriages. HiPPAG provides the pneumatic energy source which enables the controlled ejection of the smart, individually targeted bombs, four of which are suspended from each carriage.

Successful firing trials have demonstrated the exceptional precision of the SDB system. A bomb flew more than 55 miles from an altitude of 30,000 feet, hitting within 34 inches of its planned impact point. SDB is initially to be deployed on USAF F-15E aircraft in 2006. To support this, Ultra was awarded in 2005 a contract to cover the Low Rate Initial Production (LRIP) phase of the programme.



BOEING





[illegible]



[illegible]

25 million

Ultra's baggage reconciliation and matching system at London Heathrow airport processed over 25 million bags in 2005

Customers worldwide rely on Ultra's advanced, integrated IT solutions to support the efficient and safe operation of complex modern airports. With rising passenger numbers, many airports are investing in new or upgraded facilities to cater for the increased throughput. In 2005, Ultra's airport IT business continued its recent record of strong growth.

The prestigious new Terminal 5 at London Heathrow airport is taking shape. As IT system integrator for the whole project, Ultra's activity levels are rising as the project transitions from design to implementation. As integrator, Ultra is demonstrating its broad spread of domain knowledge in airport IT systems by integrating the many diverse functions that will contribute to the successful operation of Terminal 5. Ultra's success at Heathrow helped secure the contract to supply IT integration services for the expansion at Shanghai's Pudong international airport. This is a rapidly growing airport – a second terminal is being constructed, a second runway already having been opened in 2005. Shanghai Pudong will act as a world class reference site to support Ultra's continuing penetration of the Asia-Pacific region, the world's fastest growing airport market.

Ultra is the world's leading provider of airline baggage reconciliation systems. These ensure that unaccompanied bags are not inadvertently loaded onto aircraft and also enhance the efficiency of the departure process. The Group has invested in the infrastructure to provide a baggage reconciliation and tracking service to airports, airlines and ground handling agents. Ultra is now providing this service at Heathrow and in New Zealand and the US. These installed systems consistently meet the required availability and reliability levels and process millions of items of baggage each year.

At facilities such as airports, schools and similarly sensitive areas, access control is vital to minimise any risk to security. Ultra's Magicard range of ID card printers is used extensively as part of access control systems. In 2005, the Magicard range of printers was extended to offer additional features while continuing to offer as standard Ultra's unique holographic anti-counterfeiting technology. The new printers allow smaller organisations to afford an access control solution using customised ID badges for all authorised personnel.

ULTRA'S ADVANCED, INTEGRATED IT SOLUTIONS SUPPORT THE EFFICIENT AND SAFE OPERATION OF THE MOST PRESTIGIOUS MODERN AIRPORTS WORLDWIDE.

integrated airport IT worldwide

22%

Sales of systems, equipment, products and services for civil markets account for 22% of Ultra's revenue

Ultra is a **responsible citizen**

8%

The number of Ultra people increased by 8% during 2005

2 years

Each Ultra business is independently audited every 2 years for Health, Safety and Environmental compliance

ULTRA BELIEVES THAT IT SHOULD AT ALL TIMES BE A RESPONSIBLE CORPORATE CITIZEN AND THAT THIS CONTRIBUTES TO ULTRA'S LONG-TERM SUPERIOR BUSINESS PERFORMANCE. ULTRA'S POLICIES RELATING TO ITS CORPORATE RESPONSIBILITY ARE ESTABLISHED BY THE BOARD WITH INDIVIDUAL BUSINESSES TAKING RESPONSIBILITY FOR THEIR IMPLEMENTATION.

100%

Contribution
All Ultra employees contribute to the continuing success of the Group

ULTRA BELIEVES THAT IT SHOULD AT ALL TIMES BE A RESPONSIBLE CORPORATE CITIZEN AS SUCH THE GROUP COMPLIES WITH ALL APPLICABLE LEGISLATION IN THE AREAS OF TRADING, EMPLOYMENT, HEALTH AND SAFETY AND THE ENVIRONMENT. ULTRA FURTHER BELIEVES THAT, IN ORDER TO ACHIEVE SUPERIOR BUSINESS PERFORMANCE, THE GROUP MUST, IN CERTAIN AREAS, EXCEED THE MINIMUM STANDARDS REQUIRED BY LAW ULTRA'S POLICIES RELATING TO ITS CORPORATE RESPONSIBILITY ARE GENERALLY ESTABLISHED BY THE BOARD WITH INDIVIDUAL BUSINESSES TAKING A MAJOR ROLE IN THEIR IMPLEMENTATION.

CUSTOMERS

Business ethics
Ultra requires that the Group's employees comply with the spirit and principles of laws and standards of conduct of the countries in which it does business as well as behaving ethically and with fairness. Directors and employees are required to avoid personal conflicts of interest regarding company business and are bound by strict rules on insider dealing and insider information.

IN ADDITION, ALL BUSINESSES ARE STRICTLY REQUIRED TO COMPLY FULLY WITH THE RELEVANT NATIONAL EXPORT CONTROL REGULATIONS THEY ARE ALSO REQUIRED TO CONDUCT THEIR BUSINESS IN STRICT ACCORDANCE WITH COMPETITION AND ANTI-TRUST LAWS

Ultra supports and respects the protection of internationally proclaimed human rights in the countries in which it operates. Ultra does not make any political donations.

Customer relationships
Ultra promotes good working relationships with all its customers with a special emphasis on meeting commitments. The Group receives direct feedback on relationships from customers such as BAE Systems, where Ultra is a member of the Major Equipment Supply Programme (MESP), and from the UK MoD Supplier Relations Group. Across the range of Ultra businesses, other customer relationships are also regularly recognised through feedback and award processes.

For example, in 2005 ATS received two awards from Lockheed Martin for achieving a supplier total performance rating of 99%. Also during 2005, DNE again received "Best Value Gold Medallist" recognition from the Defense Supply Center Richmond, Virginia; Flightline Systems received a letter of appreciation from Lockheed Martin for outstanding support while Sonar & Communication Systems received a letter of commendation from the UK DPA for the RTOF programme.

EMPLOYEES

THE PERFORMANCE OF ULTRA IS FUNDAMENTALLY DRIVEN BY THE CONTRIBUTIONS MADE BY THE GROUP'S EMPLOYEES ULTRA'S SUCCESS IN INNOVATING TO MEET CUSTOMER NEEDS IS FOUNDED IN THE BROAD RANGE OF SKILLS AND CAPABILITIES OF THE STAFF EMPLOYED BY ULTRA. ALL MANAGERS IN ULTRA, SUPPORTED BY HR PROFESSIONALS, WORK TOWARDS THE AIM OF DELIVERING AN EFFICIENT ORGANISATION WITH COMPETENT AND COMMITTED PEOPLE TO MEET THE GROUP'S BUSINESS COMMITMENTS

In order to ensure that Group businesses can recruit, retain, motivate and develop the right staff, Ultra pursues a range of initiatives, which are described below.

Employment practices
Ultra believes that superior business performance can only be achieved through having committed and efficient people. Achieving this high quality requires Ultra to recruit widely and with no bias or discrimination. It is therefore the policy of Ultra to be an equal opportunities employer and to oppose all forms of unlawful or unfair discrimination on the grounds of sex,







THE PERFORMANCE OF ULTRA IS FUNDAMENTALLY DRIVEN BY THE CONTRIBUTIONS MADE BY THE GROUP'S EMPLOYEES.

ULTRA RECOGNISES IT IS IMPORTANT, BOTH FOR ITS EMPLOYEES AND THE COMMUNITIES IN WHICH IT OPERATES, THAT EFFECTIVE MEASURES ARE IN PLACE TO ENSURE THAT THE GROUP MINIMISES THE ENVIRONMENTAL IMPACT OF ITS ACTIVITIES.

race, nationality, disability, sexual orientation, age, marital status, religion or political belief. In addition, the Group is a responsible employer, seeking to achieve a culture of fairness to employees and of being a good place both to work and develop a career. Employees and applicants are treated equally and fairly in respect of recruitment, remuneration, training, promotion and career development.

Most UK businesses are accredited to the Investors In People (IIP) standard and are regularly audited. During 2005 Datel was re-assessed against the updated version of the IIP standard and was one of the first businesses in the UK to be successfully recognised against all the new indicators.

IN COMPLYING WITH THE PUBLIC INTEREST DISCLOSURE ACT 1998 IN THE UK, THE GROUP HAS ESTABLISHED A PROCEDURE ENABLING EMPLOYEES TO BRING MATTERS TO THE ATTENTION OF AN APPROPRIATE MANAGER OUTSIDE THEIR OWN BUSINESS IN THE EVENT THAT THEY DO NOT FEEL ABLE TO APPROACH THEIR LOCAL LINE MANAGEMENT. THIS PROCEDURE WAS REVIEWED DURING 2005. A SIMILAR SYSTEM OF THIRD PARTY HOTLINES HAS ALSO BEEN ESTABLISHED AT US AND CANADIAN BUSINESSES.

Development and training

The Group actively supports and invests in training and development linked to business needs. Each business is responsible for identifying the training needs of its employees and managing its own training budget. This typically takes place through individual employee performance and development reviews, which are held at least annually. Specific training programmes are provided for individuals as necessary. Additionally, training programmes on management processes and techniques are run at Group level along with workshops on Ultra's successful competitive strategy and strategic selling processes.

Most Ultra businesses offer scholarship and tuition reimbursement programmes. Ultra has also sponsored undergraduate students and supported other development activities including work placement and work shadowing during 2005. Within the US and Canada many businesses support formal co-op programmes with respected universities; during 2005 Audiopack was recognised by Case Western University for 3 years of outstanding co-op sponsorship and has expanded its programme to two additional universities. Some UK businesses run apprenticeship programmes. Links with local universities and other academic institutions are encouraged. For example, TCS in Montreal sponsors a chair at a local university. Also during 2005, Ultra provided sponsorship of undergraduate students, work experience placements as well as direct graduate recruitment.

Benefits

Ultra offers competitive and comprehensive benefits to all employees, which are regularly reviewed. The Group believes in rewarding its employees well for good performance.

All US and Canadian employees are offered medical plans and many offer specific wellness programmes such as smoking cessation.

IN THE UK EMPLOYEES CAN PARTICIPATE IN THE "ULTRASELECT" FLEXIBLE BENEFITS PLAN. THIS WAS FIRST LAUNCHED IN 2000 AND IN 2005 APPROXIMATELY TWO-THIRDS OF ELIGIBLE UK EMPLOYEES PARTICIPATED. AS PART OF THE SCHEME UK EMPLOYEES ARE ELIGIBLE TO PARTICIPATE IN THE GOVERNMENT'S HOME COMPUTING INITIATIVE. ULTRA OFFERS A TAX-EXEMPT HIRE SCHEME FOR COMPUTER EQUIPMENT FOR EMPLOYEES TO USE AT HOME. THE PROGRAMME WAS LAUNCHED IN 2004 AS PART OF THE "ULTRASELECT" FLEXIBLE BENEFITS PACKAGE AND OFFERED AGAIN DURING 2005. A COMPUTER PURCHASE PLAN IS ALSO OFFERED AT ONE BUSINESS IN NORTH AMERICA.

6 months

UltraNews is published every 6 months and provides valuable news and information for all employees

BI-ANNUAL AUDITS BY INDEPENDENT, EXTERNAL, QUALIFIED ASSESSORS COVERING HEALTH AND SAFETY MATTERS ARE CONDUCTED, MOST RECENTLY IN 2005. ALL UK AND US BUSINESSES IMPROVED THEIR HEALTH AND SAFETY PERFORMANCE ON A LIKE-FOR-LIKE BASIS IN COMPARISON WITH THE 2003 AUDIT.





top: Ultra helped fund the degree studies of George Graham from Ocean Systems

bottom: The team at PMES received a health and safety award in 2005

Retirement benefits
Ultra offers retirement benefits to employees in the UK, US and Canada. Further details are provided elsewhere in this document.

Employee consultation
Gaining the commitment of the workforce is facilitated by effective communication and consultation. This takes a number of forms such as the bi-annual Group magazine "UltraNews", company-wide strategy and performance presentations, birthday and communication lunches, all-hands meetings and "YOURviews" employee surveys. The "YOURviews" employee survey provides local management teams with feedback and an opportunity to benchmark across the Group. The process is typically conducted every one to two years; during 2005 the survey took place in 11 businesses and showed high levels of employee satisfaction and engagement.

In the United Kingdom more formal information and consultation practices were introduced during 2005, following successful pilot testing in 2004.

Succession planning
An annual organisation and succession plan is produced by the Managing Director or President of each business and is used to identify the development actions for employees with high potential. It also reviews the performance of the business management teams, defines the local annual training plan and any planned organisation changes.

Health and safety
A healthy and committed workforce is necessary to achieve better business results. Accordingly Ultra places great emphasis on maintaining high standards of health and safety. All Ultra businesses are required to have a written local policy, to have the necessary resources to implement the policy, to provide adequate information, instruction and training for employees and to implement monitoring of health and safety standards.

THE CHIEF EXECUTIVE HAS BEEN APPOINTED AS THE MAIN BOARD MEMBER WITH OVERALL HEALTH AND SAFETY RESPONSIBILITY. THE MANAGING DIRECTORS AND PRESIDENTS OF THE OPERATING BUSINESSES ARE RESPONSIBLE FOR THE IMPLEMENTATION OF THE POLICY.

Bi-annual audits by independent, external, qualified assessors covering health and safety matters are conducted, most recently in 2005. All UK and US businesses improved their health and safety performance on a like-for-like basis in comparison with the 2003 audit. Overall results, which take into account the newer businesses that were audited for the first time in the US, also improved. Both TCS and Maritime Systems were audited in 2005 to a new Canadian-specific audit framework; both businesses had very good overall results and met the required standard. Previous audits and the resulting follow-up process have proved effective in reaching and maintaining high standards across all sites.

Each business is required to submit a separate annual report on health and safety issues. The results of the audits and annual reports from each business are reviewed by the Board annually.

Health and safety of employees, visitors and the local community alike is taken very seriously by the Group and the individual businesses. Ultra's commitment to health and safety was exemplified during 2005 when PMES received a RoSPA Silver Occupational Health & Safety Award in recognition of a very high standard of health and safety at work over three years.

SUPPLIERS

Supplier and other partner relationships
Contracts with suppliers are placed following a fair, competitive tendering process on an arms-length basis or through formal teaming agreements. Such relationships engender a



Health, Safety and Environmental management is taken seriously at Ultra


ULTRA
NEWS

UltraNews is published twice a year for all employees



Customer relationships are extremely important and are actively managed

cooperative culture which helps with problem solving and helps to accommodate changes to requirements where these occur. Gain-share arrangements are also entered into where appropriate and provide benefits for both Ultra and its suppliers and partners. Conflicts of interest are avoided at all times. During 2005, Airport Systems received the 'Innovative Solutions Award' from supplier Ionix for the most innovative use of its SCADA product in the building systems integration of the new fifth terminal at London Heathrow airport.

Supplier payment policy

Operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions. The Group's actual payment performance at the end of 2005 is described in the Directors' report.

COMMUNITY

ULTRA RECOGNISES THE IMPORTANCE OF BEING A RESPONSIBLE PARTNER IN THE COMMUNITIES IN WHICH IT OPERATES AND IN WHICH ITS EMPLOYEES LIVE. THE GROUP HAS A POSITIVE ATTITUDE TO ENVIRONMENTAL ISSUES AND IS PLEASED TO SUPPORT SELECTED CHARITIES AND MAINTAIN LINKS WITH THE LOCAL COMMUNITIES

Environment

Ultra recognises it is important, both for its employees and the communities in which it operates, that effective measures are in place to ensure that the Group minimises the environmental impact of its activities.

Ultra has a formal environmental policy that addresses compliance with environmental legislation, conformity with standards for air, waste disposal and noise, the economical use of materials and the establishment of appropriate environmental performance standards. Progress is monitored through annual reporting and a bi-annual audit process. The Chief Executive has been appointed as the main Board member with overall environmental responsibility. The Managing Directors and Presidents of the operating businesses are responsible for the implementation of the policy.

Bi-annual external audits covering environmental matters are conducted by independent, external, qualified auditors; the last audit was performed in 2005 in the UK, US and Canada. All UK and US businesses improved their environmental performance on a like-for-like basis in comparison with the 2003 audit. Overall results, which take into account the newer US businesses that were audited for the first time, also improved. Both TCS and Maritime Systems were audited in 2005 to a new Canadian-specific audit framework; both businesses had very good overall results and met the required standard. As with health and safety the audits and the resulting follow-up process have proved effective in reaching and maintaining high standards of compliance across all sites. In addition each business is required to submit an annual report on environmental issues.

The results of the audits and annual reports from each business are reviewed by the Board annually.

Shareholders have been encouraged to receive an electronic version of this Annual Report and Accounts in order to reduce the consumption of paper and the environmental impact of the delivery process. The weight of packaging used by UK businesses is assessed and reported annually to ensure compliance with the current packaging regulations.

Charitable and community activities

In addition to the charitable donations made by the Group, disclosed elsewhere in this document, Ultra employees are actively supported in their charitable fund-raising endeavours. A large number of local and national charities is supported.

FOR EXAMPLE, A NUMBER OF BUSINESSES SUPPORTED EMERGENCY HURRICANE RELIEF PROJECTS WITH CLOTHING AND FOOD DRIVES. EMPLOYEES AT MANY NORTH AMERICAN BUSINESSES SUPPORT THE UNITED WAY CHARITY. IN THE UK THOUSANDS OF POUNDS HAVE BEEN RAISED THROUGH A VARIETY OF EVENTS ACTIVELY SUPPORTED BY EMPLOYEES. EIGHT EMPLOYEES FROM PMES, FOR EXAMPLE, RAISED OVER £2,000 FOR THREE LOCAL CHARITIES BY TAKING PART IN A 40 MILE WALK

As well as charitable work there is also a wide variety of community-orientated activities. DNE has again been nominated for the Governor's Prevention Partnership Corporate Honor Roll in Connecticut through its participation in a mentoring programme at a local school. Elsewhere, Audiopack sponsored an annual river clean-up day. Fifteen employees from USSI supported a project called "Exchange City" where 5th and 6th grade school children took part in an interactive simulation that will hopefully spur their interest to pursue a career in engineering. In addition, many businesses hold annual family days.

Community

Many Ultra businesses support local charities and provide training opportunities.

THE BOARD OF ULTRA COMPRISES INDIVIDUALS WITH THE BREADTH AND DEPTH OF EXPERIENCE NECESSARY TO STEER THE CONTINUED PROGRESS OF THE GROUP.


01


03


06


02


04


07

01 **Julian Blogh** CBE PhD CEng MIEE
02 **Douglas Caster** BSc MIEE
03 **Chris Bailey*** FCA MCT
04 **Ian Griffiths*** BSc
05 **Andrew Hamment** BA FRAeS
06 **Frank Hope** PhD CPhys MInstP
07 **David Jeffcoat** BA FCMA
08 **Andrew Walker*** MA CEng


05


08

01 Julian Blogh CBE PhD CEng MIEE
Chairman, age 62, has spent most of his working life in the electronics industry working with Ferranti Radar, Plessey Radar and Dowty Electronic Systems. He was Managing Director of Sonar & Communication Systems from 1987 to 1992, when he was appointed Managing Director of Dowty Avionics. He led the management buy-out of seven Dowty defence and aerospace electronics businesses from the TI Group to form Ultra Electronics and became Chief Executive when it began trading in October 1993. Dr Blogh was also appointed Deputy Chairman in April 2004 and became Chairman in April 2005.

02 Douglas Caster BSc MIEE
Chief Executive, age 52, started as a Design Engineer with Racal in 1975, before moving to Schlumberger and then to Dowty as Engineering Director of Sonar & Communication Systems in 1988. In 1992, he became Managing Director of that business and joined the Board of Ultra when it began trading in October 1993. In 1999 he became Managing Director of Command & Control Systems with responsibility for Manufacturing & Card Systems, PMES, and ATS. In April 2000, he was promoted to the position of Managing Director of the Information & Power Systems division. In April 2004 he was appointed Chief Operating Officer and became Chief Executive in April 2005.

03 Chris Bailey* FCA MCT
Non-Executive Director, age 59, was appointed to the Board in January 2005. Mr Bailey retired from his role of Group Finance Director of Aggregate Industries plc in 2004. He was the Finance Director of the precursor companies of Aggregate Industries from 1984 until its formation in 1997. He is a Fellow of the Institute of Chartered Accountants of England & Wales and is also a Member of the Association of Corporate Treasurers. Mr Bailey is also a Non-Executive Director of Rok property solutions plc.

04 Ian Griffiths* BSc
Non-Executive Director, age 55, was appointed to the Board in April 2003. Until February 2006, he was a main board executive director of GKN plc, where he was Group Managing Director GKN Automotive. Mr Griffiths was responsible for all of GKN's automotive activities world wide. Prior to this he was Chief Executive of GKN Driveline and had been a member of the GKN Driveline senior management team since 1990. In February 2006, Mr Griffiths became Managing Director, Royal Mail Letters.

05 Andy Hamment BA FRAeS
Group Marketing Director, age 51, started his career with Hawker Siddeley before moving to Schlumberger in 1980, working in procurement and then marketing at Weston Aerospace before transferring to Solartron as Aerospace Business Manager. He joined Dowty in 1988 as Managing Director of the Controls business. He was appointed to his current position in July 2000 and joined the Board at that time.

06 Frank Hope PhD CPhys MInstP
Managing Director, Information & Power Systems, age 51, started his career with Tecalemit as a design engineer working on robotics. He spent 13 years with Avimo Limited latterly as Managing Director, having previously held the positions of Technical Director and Operations Director. He joined Ultra in 1994 as Managing Director of the Electrics business. Dr Hope was appointed to the Board of Ultra in January 1999 and in April 2000 became Managing Director of Aircraft & Vehicle Systems. He was appointed to his current position in April 2004.

07 David Jeffcoat BA FCMA
Finance Director and Company Secretary, age 55, started his career as a production engineer in the car industry. Since qualifying as an accountant he has held senior financial positions in several large corporations including GlaxoWellcome plc, where he was Finance Director of two subsidiaries. Before joining Ultra he was Group Financial Controller of Smiths Industries plc for three years. He was appointed to the Board in July 2000.

08 Andrew Walker* MA CEng
Senior Non-Executive Director, age 54, was appointed to the Board in June 1996. He is Chairman of both the Audit and Remuneration Committees. Joining the Dowty Group plc in 1978, he became an operating board member in 1991. Following TI Group's acquisition of Dowty, he became Managing Director of John Crane Polymer Engineering. He was Chief Executive of South Wales Electricity plc (SWALEC) from 1993 to 1996, and was Chief Executive of McKechnie plc from 1997 to 2001. Mr Walker is also a Non-Executive Director of Halma plc, API Group plc, Manganese Bronze Holdings plc, Porvair plc, Delta plc, Fountains plc and is Chairman of Bioganix Ltd.

* Audit and Remuneration Committee members

Executives and Advisors

Executive Team members

Douglas Caster,
Chief Executive

David Jeffcoat,
Group Finance Director
& Company Secretary

Andy Hamment,
Group Marketing Director

Frank Hope,
Managing Director,
Information & Power Systems

Alan Jan-Janin,
Managing Director,
Aircraft & Vehicle Systems

Rakesh Sharma,
Managing Director,
Tactical & Sonar Systems

Keith Thomson,
Group Human Resources Director

Colin Ross,
Managing Director,
Controls

Business MDs & Presidents

Jon Adams,
President, Audiopack

Bill Gill,
President, DNE Technologies

Carlos Santiago,
President, Flightline Systems

Doug Burd,
President, Maritime Systems

Rick Kielmeyer,
President, Ocean Systems

Phil Evans,
Managing Director, Sonar &
Communication Systems

Alan Barker,
President, Tactical Communication Systems

Roland Fritts,
President, UnderSea Sensor Systems Inc.

Colin Ross,
Managing Director, Controls

Ross Parsell,
Managing Director, Datel

Mark Doyle,
Managing Director, Electrics

Ken Tasch,
President, Measurement Systems Inc.

Paul Benson,
Managing Director, Precision Air Systems
(Andy Yates, Managing Director from
May 2006)

Graeme Stacey,
Managing Director, Airport Systems

John McAlonan,
President, Advanced Tactical Systems

Paul Summers,
Managing Director, Command
& Control Systems

Jim Rowland,
President, EMS

Ray Coles,
Managing Director, Manufacturing
& Card Systems

Andy Freer,
Managing Director, PMES

Dave Cheadle,
Managing Director, SML
(Mike Clayton, Managing Director
from January 2006)

External Auditors

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2 3UR

Solicitors

Clifford Chance LLP
10 Upper Bank Street
Canary Wharf
London E14 5JJ

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Merchant Bankers

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Stockbrokers

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 31 December 2005. Details in relation to health, safety and the environment, business ethics and employment practice and employee consultation are included in the Corporate Responsibility Statement on pages 26 to 29.

Principal activity

Ultra Electronics is a group of businesses engaged in the design, development and manufacture of electronic systems for the international defence and aerospace markets.

Results and dividends

The Operating and Financial Review is contained on pages 4 to 25. Group results and dividends are as follows:

	2005 £'000
Balance on retained earnings, beginning of year	34,640
Total recognised income and expense	27,432
Dividends: 2004 final paid of 9.2p per share	(6,078)
2005 interim paid of 5.2p per share	(3,489)
Equity settled employee share schemes	1,142
Balance on retained earnings, end of year	**53,647**

The final 2005 dividend is proposed to be paid on 5 May 2006 to shareholders on the register at 18 April 2006. The interim dividend was paid on 27 September 2005, making a total of 14.4p (2004: 12.8p) per share paid for the year.

Future developments

A review of the activities and future developments of the Group is contained in the Operating and Financial Review on pages 4 to 25.

Research and development

The Directors are committed to maintaining a significant level of research and development expenditure in order to expand the Group's range of proprietary products. During the year a total of £77.9 million (2004: £70.4 million) was spent on engineering development of which £60.6 million (2004: £54.9 million) was funded by customers and £17.3 million (2004: £15.5 million) by the Group.

Post balance sheet date events

On 12 January 2006, Ultra announced the acquisition of Polyflex Aerospace Ltd., a company based in Cheltenham, UK, for a cash consideration, subject to net asset adjustment on completion, of £4.0 million.

Directors and their interests

The Directors who served throughout the year and their interests in the shares of the Company are listed on page 44.

Substantial shareholdings

At 27 February 2006, the Company had been notified in accordance with Sections 198-208 of the Companies Act 1985 that the following were registered as having an interest in 3% or more of the Company's ordinary share capital:

	Percentage of ordinary share capital	Number of 5p ordinary shares
Barclays plc	10.2	6,840,590
The Aegon UK plc Group of Companies	4.1	2,739,212
Legal and General	3.9	2,678,026
Morley Fund Management	3.1	2,106,456
Sun Life Assurance	3.1	2,064,069
Lloyds TSB Group plc	3.0	2,015,937

Charitable and political contributions

The Group contributed £23,000 (2004: £19,000) to charities and made no contributions for political purposes in either year.

Supplier payment policy

Operating divisions are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions.

Trade payable days of the Group for the year ended 31 December 2005 were 51 days (2004: 51 days), based on the ratio of Group trade payables at the end of the year to the amounts invoiced during the year by suppliers. The Company had no trade payables at either year end.

Annual General Meeting

Explanation of special business resolutions is given below:

Resolution 8

This resolution authorises the Directors to allot shares in the Company up to a maximum nominal amount of £1,120,351 (one third of the allotted and fully paid up share capital of the Company).

Resolution 9

That, the definition of "adjusted capital and reserves" in article 103 (C)(i) of the Company's Articles of Association be amended by the addition of the following article 103 (C)(i)(f):

(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards.

The Board of the Company is required to restrict the borrowings of the Group such that they do not exceed twice the Company's share capital and consolidated reserves. The implementation and application of IAS 19 and the International Financial Reporting Standards impacts upon accounting for retirement benefits scheme deficits and surpluses when calculating reserves. A retirement benefits scheme deficit would, as a result, reduce the Company's borrowing limit. The proposed resolution would exclude the retirement benefits scheme deficit or surplus in the calculation of consolidated reserves.

Resolution 10

This resolution authorises the Directors to allot shares for cash, without first having offered to allot such shares to existing shareholders in proportion to their existing holdings, in respect of 5% of the total issued share capital of the Company. Resolutions 8 and 10 comply with the Association of British Insurers' guidelines and renew similar authorities given previously. The authorities expire on the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months after the date of passing these resolutions. The Directors have no current intention to exercise the authorities sought by these resolutions except for employee share option schemes.

Resolution 11

This resolution authorises the Directors to purchase up to a total of 3,361,054 of the Company's shares (representing 5% of the issued share capital of the Company). This authority expires on the earlier of 12 months from the date of passing this resolution or the conclusion of the next Annual General Meeting of the Company.

The Directors will use the share purchase authority with discretion. In reaching a decision to purchase shares of the Company the Directors would take account of the Company's business and any impact on earnings per share and net tangible assets per share. The Directors have no current intention to exercise the authority sought by this resolution.

Resolution 12

To amend the Company's Memorandum and Articles of Association to allow the Company to provide appropriate indemnities to its Directors against any liability incurred by them in relation to alleged Company-related negligence, default, breach of duty or breach of trust and to fund Director's defence costs against such allegations.

The Board believes that the provision of appropriate indemnities and the funding of Director's defence costs are important to ensure that the Company continues to attract and retain the highest calibre of Directors. The full wording of this resolution is included in the Notice of Annual General Meeting.

By order of the Board,



D. Jeffcoat
Company Secretary
27 February 2006

Registered Office: 417 Bridport Road, Greenford, Middlesex UB6 8UA Registered Number: 2830397

Combined code compliance

This section describes how the Group has applied the principles set out in Section 1 of the Combined Code on Corporate Governance, published in July 2003 ("the Code"). A summary of the Group's compliance position throughout the year follows with details of any exceptions.

Main Board

The Board deals with the important aspects of the Group's affairs including setting and monitoring strategy, reviewing performance, ensuring that the Group has adequate financial resources and reporting to shareholders.

The Board has established Audit, Nominations and Remuneration Committees, to which certain key responsibilities are delegated. These responsibilities, which are in line with the recommendations of the Combined Code, are set out below.

At the end of 2005 the main Board comprised the Chairman, three independent non-executive Directors and four executive Directors. The former Chairman, Peter Macfarlane, retired after the 2005 Annual General Meeting. Julian Blogh, who had previously been Chief Executive, was appointed Chairman. This appointment followed consultations with major shareholders who supported this step. Dr Blogh was replaced as Chief Executive by Douglas Caster, an existing executive Director and previously Chief Operating Officer of the Group. As senior independent non-executive Director, Andrew Walker has particular responsibility, on behalf of the Board, for safeguarding the provisions of the Combined Code on Corporate Governance, and is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve, or for which such contact is inappropriate.

Christopher Bailey replaced Mr Macfarlane as an independent non-executive Director. Ian Griffiths continues in his role as an independent non-executive Director. Although the Code calls for the majority of the Board to be independent non-executive Directors, it is the view of the Directors that the current structure of the Board is appropriate for Ultra given the relative complexity of the business and the desire of the Board to maintain a flexible, rapid and informed decision-making process. Any further increase in the number of non-executive Directors at this time would result in reduced focus, slower decisions and a higher cost base.

David Jeffcoat, who was appointed to the Board in 2000, is both Finance Director and Company Secretary, reporting to the Chief Executive. Although this does not follow best governance practice, which calls for the roles to be separated and for the Company Secretary to report directly to the Chairman, Ultra's lean management structure does not permit extra costs to be incurred by appointing an independent Company Secretary. The Board believes that Mr Jeffcoat is able to effectively maintain sufficient separation of his two roles to avoid any significant conflicts of interest.

The Board met ten times during the year. Details of the numbers of meetings of the main Board and its sub-committees that were attended by the individual Directors are set out in the table on page 36.

Key decisions that are delegated to the Chief Executive include the approval of budgeted capital investments below £500,000 in value, major contract bids below £100.0 million, the appointment and dismissal of business unit Managing Directors and setting their individual levels of remuneration, and charitable donations with the advice of an internal charities committee.

Audit Committee

The Board has overall responsibility for reviewing the effectiveness of internal control procedures throughout the Group, although the Audit Committee monitors the internal financial control procedures that are operated by the Group and their effectiveness.

During 2005 the Audit Committee initially comprised Andrew Walker, Committee Chairman and senior independent non-executive Director, Ian Griffiths and Peter Macfarlane. Christopher Bailey joined the committee in January 2005, whilst Mr Macfarlane left the Committee when he retired in April 2005. Mr Bailey was Group Finance Director of Aggregate Industries plc for seven years until his retirement in 2004. His recent financial experience is of great benefit to the Board.

The Committee met five times during the year. The main topics considered during the meetings were:

- agreeing the strategy and scope of planned internal and external audit activities;
- reviewing the outcome of internal and external audits carried out and agreeing upon the necessary actions;
- reviewing the financial results of the Group and the formal external announcements relating to them;
- monitoring the independence and effectiveness of the internal and external audit functions, both of which are carried out by professional accounting firms on behalf of the Group;
- assessing the risk that the Group's financial statements are materially mis-stated as a result of fraud, and
- re-appointment of Deloitte & Touche LLP as external auditors.

Audit Committee (continued)

It is the policy of the Group that non-audit services provided by Deloitte & Touche LLP, Ultra's external auditors, are restricted to regulatory reporting, training and consultancy services connected with responding to new reporting requirements, due diligence assignments of larger potential acquisition targets and other attestation work. In connection with due diligence assessments, the Board believes that the auditors' familiarity with the accounting techniques that are involved in the Group's long-term contracting activities serves them well in carrying out effective due diligence reviews of other similar companies. Appropriate controls are in place to ensure that the objectivity and independence of Deloitte & Touche LLP is safeguarded.

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive. The Committee was chaired by Peter Macfarlane and met once during 2005. Following the retirement of Mr Macfarlane, Julian Blogh has taken over as Chairman. Douglas Caster was appointed to the Nominations Committee with effect from April 2005. The key responsibility of the Committee is to review all main Board and sub-committee appointments. The main action taken by the Committee during the year was to recommend the appointment of Christopher Bailey as a non-executive Director and as a member of the Audit, Remuneration and Nominations Committees with effect from January 2005.

Remuneration Committee

The Board Remuneration Committee consists of Andrew Walker, Chairman, Christopher Bailey and Ian Griffiths. Peter Macfarlane was also a member of the Committee until April 2005. It met six times during the year. The Committee is responsible for evaluating the performance of the executive Directors, including the Chief Executive, and for setting their levels of remuneration. A Directors' remuneration report is included on page 39, together with details of the Directors' pension entitlements, long term incentive share awards and shareholdings.

Evaluation of Board and Committee effectiveness

Following the recommendations of the Code, the Board has introduced an evaluation process in which the effectiveness of the Board, its sub-committees and each individual Director are assessed over a two year rolling period. In 2004 the main Board and its sub-committees were reviewed with the assistance of external consultants. This review was based upon a questionnaire that was completed independently by all members of the Board. The scope of the review covered the Board structure, processes and administration, together with the distribution of information. Its results were communicated to the Directors in a written report, considered at a separate meeting and a number of actions were agreed as a result. Subsequently during 2005 the contribution of each individual Director was assessed by the rest of the Board. This stage was based upon a self-assessment questionnaire that was completed by each individual Director and also by each of the remaining Board members. The results of this survey were summarised and fed back separately to each individual and in total to the Chairman. Again this process was designed and coordinated by external consultants. The intention is to repeat this review cycle every two years in the future.

Directors' re-election

Douglas Caster and Andrew Hamment are retiring by rotation in accordance with the Articles of Association and standing for re-election. Andrew Walker has served as an independent non-executive Director for more than nine years and is therefore required to stand for re-election annually. The complexity of the Group's activities, his previous experience as an executive Director of several major groups and his extensive knowledge of Ultra mean that he is well qualified for his current position on Ultra's Board. The Directors are convinced that Mr Walker remains highly effective in his role as senior non-executive and that it is in the best interests of the shareholders for him to continue.

Meeting attendance

	Main Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	10	5	1	6
C. Bailey	10	5	-	6
J. Blogh	10	-	1	-
D. Caster	10	-	-	-
I. Griffiths	9	5	1	5
A. Hamment	10	-	-	-
F. Hope	10	-	-	-
D. Jeffcoat[1]	9	5	1	1
P. Macfarlane	4	2	1	3
A. Walker	9	5	1	5

[1] Mr Jeffcoat is secretary to the Board and all three sub-committees. He attends all Committee meetings in that capacity.

Internal controls

The Combined Code states that Directors should review the effectiveness of the Group's entire system of internal controls, covering business risks associated with strategic, operational, financial and information technology matters. Ultra's internal controls are designed to meet the Group's particular needs and the risks to which it is exposed. In this context the controls can provide only reasonable, not absolute, assurance against material errors, losses or fraud. The key features of the internal control system that operated during the year and that remain in existence are described below.

Control environment

Ultra's organisational structure has clearly defined lines of responsibility and delegated authorities, which have been reviewed by the Board during the year to ensure that they are still relevant given the current size and structure of the Group. Ethical values and control consciousness are communicated to managers and staff via performance appraisal and development and training programmes.

All businesses are required to maintain written financial procedure manuals that are consistent with the control principles and policies that are set out in the Ultra Group Finance Manual. Acquisitions, major capital investments and bids above a defined value require Board approval, with smaller investment decisions delegated to the Chief Executive.

Risk management

Management has a responsibility for identifying the risks facing Ultra's businesses and for putting in place procedures to monitor and mitigate such risks. Strategic risks are formally assessed by the Board during the annual strategic planning process and steps are taken following this process to ensure that all such risks are minimised throughout the year.

Operational risks are monitored as part of the Group's monthly business performance review process. Business units are required to report on all key areas of risk, indicating situations that are not compliant with normal controls.

Remedial actions must be proposed and such situations are then monitored until a satisfactory conclusion is reached. All significant deviations are reported to the Board by the responsible Director twice annually.

The Board has established an Internal Audit process, carried out by Ernst & Young LLP, to review financial and information systems control procedures throughout the Group. All business units are audited at least once every two years and those judged to represent a higher risk are reviewed more often. In addition all significant newly acquired businesses are audited within six months of the acquisition date. Internal Audit reports to the Chairman of the Audit Committee and presents its findings to the Audit Committee. Follow-up actions to deal with any control weaknesses are reported to the Committee every six months and Internal Audit confirms that satisfactory progress has been made during its next visit to the business concerned.

In addition the executive Directors take an active role in identifying and assessing potential risks in all areas of the business. This is achieved both through the normal monthly business review programme and also through day-to-day management contact.

Financial reporting systems

The Group has a comprehensive system of financial reporting covering key performance indicators such as sales, profits and cash flow. The annual budget and five year strategic plan for each business are approved by the executive Directors and the Board approves the Group's budget and plan. The actual results for each business and variances against budget are reported monthly to the Board, normally during the third week of the following month. Revised forecasts for the half-year and full-year are prepared monthly for each business unit, and for the Group as a whole, and also presented to the Board.

Shareholder communication

The Group encourages two-way communications with both institutional and private investors and endeavours to respond promptly to queries received. Ultra's website provides detailed financial and business information about the Group. Meetings between Directors, institutional shareholders and other market professionals are held regularly as a part of Ultra's investor relations programme. Shareholders are invited to attend the Annual General Meeting, to ask questions during the meeting and to meet individual Directors after the formal proceedings have ended. Documentation relevant to Ultra's governance framework will be available for inspection before the Meeting, including the terms of reference of the Board and its sub-committees and the Directors' contracts of employment. The terms of reference can also be found on the Group website at www.ultra-electronics.com.

Effectiveness of controls

The Board accepts overall responsibility for reviewing the operation and effectiveness of the Group's internal control framework on a regular basis; internal procedures are reviewed and updated where necessary. The Board has performed a specific assessment for the purpose of this annual report. This assessment considered all significant aspects of internal control arising during the period covered by the report, including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities.

Going concern

After making enquiries the Directors have established that the Group's forward order book provides satisfactory cover for trading in the year to come and have a reasonable expectation that the Company and Group have adequate financial resources to continue in operational existence for the foreseeable future. The Group's banking facilties were renewed in November 2005 evidencing the Group's strong credit standing. For these reasons, the Board continues to adopt a going concern basis in preparing the accounts.

Statement of responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare the Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP company financial statements, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

In the case of IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Company to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' remuneration report which comply with the requirements of the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UNAUDITED INFORMATION

Composition and role of the Remuneration Committee ('the Committee')

The Company complies with the relevant conditions of the Combined Code on Corporate Governance relating to Directors' remuneration as published by the London Stock Exchange and the Directors' Remuneration Report Regulations 2002.

Andrew Walker is the Chairman of the Committee and the other members are Christopher Bailey and Ian Griffiths. All three members are non-executive Directors. Julian Blogh and Douglas Caster also normally attend Remuneration Committee meetings, although they are not formally members of the Remuneration Committee.

The task of the Committee is to make recommendations to the Board on the framework of executive remuneration and to determine annually the individual salaries, annual bonuses payable (if any) and other terms and conditions of employment of the executive Directors and other senior executives. The Committee also approves the terms of any discretionary share schemes in which executive Directors and senior executives may be invited to participate, and the terms of the Company's Savings Related Share Option Scheme and All-Employee Share Ownership Plan.

The Committee consulted Douglas Caster, Chief Executive, with regard to the remuneration and benefits packages offered to executive Directors and senior executives during the year, except in relation to his own remuneration and benefits package which is determined by the Committee in his absence.

In addition, wholly independent advice on executive remuneration and share schemes was received from New Bridge Street Consultants who were appointed by the Company and who provided no other services to the Company during the year, save for ongoing advice in connection with the operation of the Company's share schemes.

Remuneration policy

The policy of the Committee is to reward senior management competitively, enabling the Company to recruit, motivate and retain executives of high calibre, whilst avoiding paying excessive remuneration. Further details of the remuneration policy followed by the Committee are set out below. The remuneration practices adopted by a group of like companies that, in the opinion of the Committee, face similar remuneration issues to the Company, are considered with guidance from the remuneration consultants who advise the Committee. The size and nature of each key element of the remuneration package of the executive Directors has been determined following this analysis.

It is the aim of the Committee to encourage and reward high performance. It is the opinion of the Committee that shareholders' interests are best served by setting a moderate level of fixed pay, while providing competitive potential levels of total remuneration through short and longer term incentive arrangements which require the satisfaction of challenging performance conditions. Therefore, a significant proportion of the executive Directors' remuneration is performance-linked.

Salaries

Salaries of executive Directors are reviewed by the Committee annually. In addition to an analysis presented by New Bridge Street Consultants, the Committee uses published salary surveys and information available in the annual reports of similar companies as sources of market information. The Committee takes account of pay and employment conditions elsewhere in the Group when determining annual salary increases.

Specific factors taken into account by the Committee when determining each executive Director's base salary are:

- the median level of base salary for a similar position within a like group of companies;
- the individual Director's performance; and
- the responsibilities of the respective Director.

The Chairman's remuneration is set by the Committee, which meets without him for this purpose. The remaining non-executive Directors' fees are set by a Committee comprising the executive Directors. In all cases the remuneration awards are based upon published salary surveys, taking account of individual responsibilities. Andrew Walker is Chairman of the Audit and Remuneration Committees and receives additional remuneration as a result.

Annual bonus scheme

Bonus payments are based upon the achievement of operating profit and cash flow targets. The maximum bonus for 2005 was 50% of base salary, of which 10% related to the achievement of a £45,900,000 profit before tax and loss on fair value movements on derivatives and amortisation of intangibles arising on acquisition and 40% to achieving an operating cash flow of £34,000,000 after capital expenditure and purchase of long-term incentive plan shares. The actual results for the year led to a bonus pay-out of 44.9%. The pay-out was below the maximum despite the above target full year results because of higher working capital levels during the year. The performance measures for bonus payments are reviewed annually by the Committee to ensure that they are appropriate to the current market conditions and position of the Group and, therefore, that they continue to remain challenging. It is the opinion of the Committee that the use of operating profit and cash flow targets remains appropriate for the 2006 bonus scheme.

Long-Term Incentive Plan

In April 2002, shareholders approved the establishment of the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP') to replace the previous Ultra Electronics Long-Term Incentive Plan (the 'Old LTIP') that had expired. The Committee's current policy is for the New LTIP to be the sole vehicle through which long-term incentives are provided to executive Directors and that executive Directors who participate in the New LTIP will not be granted options under either the Company Share Option Plan or the Executive Share Option Scheme (which are share schemes operated by the Company for the benefit of less senior executives and certain key employees).

Under the New LTIP, a participant may be granted an award over ordinary shares worth up to 100% of gross base salary each year. The vesting of awards is dependent on the extent to which genuinely stretching earnings per share ('EPS') based performance conditions are met over the three-year period following grant. The Committee believes that the most appropriate approach to determine the extent to which these performance targets are achieved is for the relevant calculations to be undertaken by an independent third party. For the purposes of the performance targets for 2005 onwards, the Company's EPS will be calculated before amortisation of intangible assets arising on acquisition and gain or loss on derivative financial instruments. For earlier periods the Company's EPS has been calculated before goodwill amortisation but after exceptional items.

More particularly, the Committee's current policy is for vesting of awards to be dependent upon the Company's EPS growth over this three-year period relative to the EPS growth of a group of comparative companies. For the 2005 vesting these companies were:

Alba plc
Alvis plc
AIM Group plc
Amstrad plc
BAE Systems plc
Charter plc
Chemring Group plc
Chloride Group plc
Cobham plc
Delta plc
Domino Printing Sciences plc
Halma plc
Hampson Industries plc
Henlys Group plc
Meggitt plc
Rolls-Royce plc
Rotork plc
Senior plc
Smiths Group plc
Spirax-Sarco Engineering plc
Telemetrix plc
TT Electronics plc
Vitec Group plc
Volex Group plc
VT Group plc
Whatman plc

Vesting commences at 20% for median performance, rising on a straight-line basis so that the award vests in full for upper-quartile performance. To the extent that the targets are not met at the end of the three-year period, the award lapses. Ultra achieved third quartile EPS growth performance during the period 2003-2005 and therefore the 2002 award vested at 84%.

The Committee believes that the appropriate performance measure for New LTIP awards is comparative EPS, because this measure ensures that the Company's earnings growth must be at the upper-quartile of a group of similar companies before awards vest in full. Such earnings growth performance, sustained over the medium to long-term, should ensure above average share price growth, and hence out-performance against market benchmarks in creating shareholder value.

The executive Directors are also eligible to participate in the Company's Inland Revenue approved All-Employee Share Ownership Plan ('AESOP').

Under the AESOP, employees in the UK are offered the opportunity to buy shares up to the value of £1,500 per year from pre-tax salary. Shares are then held in trust on behalf of employees until the maturity date or until they leave the Company.

Total Shareholder Return performance graph

The graph opposite shows the Total Shareholder Return ('TSR') performance of the Company in comparison to the FTSE Mid 250 over the past five years. The graph shows the value at the end of 2005 of £100 invested at the end of 2000, in the Company and in the Index.

The Committee considers the FTSE Mid 250 index a relevant index for TSR comparison as the index members represent a broad range of UK quoted companies.

Total Shareholder Return performance graph (continued)


Total Shareholder Return
Source: Datastream
300
250
200
150
100
50
Value (£)
31 December 00
31 December 01
31 December 02
31 December 03
31 December 04
31 December 05
Ultra Electronics
FTSE Mid 250 Index

Directors' service contracts

The service contracts of executive Directors have a notice period of one year, which the Committee considers appropriately reflects both current market practice and the balance between the interests of the Company and each executive Director. In the event of early termination, it is the Committee's policy that the amount of compensation paid to executive Directors will be considered in the light of all the relevant circumstances, subject to the overriding conditions that:

- the Committee's aim will be to avoid rewarding poor performance;
- the duty of the relevant executive Director to mitigate his loss will be taken into account; and
- no compensation payment can exceed one year's salary.

The following table provides more information on each Director's service contract:

Name	Date of contract	Notice period
C. Bailey	28 January 2005	N/A
J. Blogh	22 April 2005	N/A
D. Caster	25 September 1996	12 months
I. Griffiths	1 April 2004	N/A
A. Hamment	1 July 2000	12 months
F. Hope	1 January 1999	12 months
D. Jeffcoat	10 July 2000	12 months
A. Walker	1 January 2004	N/A

No executive Directors have provisions in their contracts for compensation on early termination other than the notice period. The non-executive Directors have fixed twelve-month contracts with no notice period. There are no provisions in their contracts for compensation on early termination.

AUDITED INFORMATION

Directors' pension entitlements

The Company operates a contributory pension scheme for current executive Directors. A pension equal to two-thirds of salary at retirement is provided at the normal retirement age of 63 years. Where pensionable service is less than 20 years, the pension is calculated at one-thirtieth of the retirement salary for each year of service. With the Company's consent, executive Directors may retire from age 50. After age 58, Company consent to early retirement is not required. Pensions are reduced in the event of early retirement. Death-in-service cover is a lump sum of four times pensionable earnings. In addition, a spouse's pension of 33% of pensionable earnings is payable, together with an allowance for dependent children up to a maximum of 33% of pensionable earnings where relevant. On the death of a retired Director, a spouse's pension of 50% of the Director's pension is payable. Once the pension is in payment, the part of the Director's pension above the Guaranteed Minimum Pension will be increased each year in line with the increase in the retail price index, capped at 7.5%, above which increases are at the Trustees' discretion.

The table below sets out the pension benefits earned by executive Directors for the year ended 31 December 2005:

	Age at year-end	Accrued benefit at beginning of period	Increase in period (net of indexation)	Transfer value of increase in period	Accrued benefit at end of period	Transfer value at beginning of period	Transfer value at end of period	Movement in transfer value during period*
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
J. Blogh[1]	62	185	21	387	206	2,842	3,781	935
D. Caster	52	75	24	235	101	736	1,071	318
A. Hamment	51	46	4	33	52	424	514	82
F. Hope	51	30	3	25	35	276	339	56
D. Jeffcoat	55	15	4	38	19	172	238	58

*Less Directors' contributions.

[1] J. Blogh's contributions were to his date of retirement on 22 April 2005.

Directors' remuneration

Directors' emoluments are detailed below:

	Basic salary	Other cash emoluments	Fees	Annual performance bonus	Benefits	2005 Total	2004 Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
P. Macfarlane	-	-	19	-	-	19	70
C. Bailey	-	-	27	-	-	27	-
J. Blogh[1]	66	-	89	29	11	195	344
D. Caster	239	-	-	107	23	369	297
I. Griffiths	-	-	29	-	-	29	27
A. Hamment	130	12	-	58	2	202	194
F. Hope	175	-	-	79	18	272	256
D. Jeffcoat	175	7	-	79	5	266	257
A. Walker	-	-	34	-	-	34	32
	785	19	198	352	59	1,413	1,477

[1] J. Blogh's basic salary, annual performance bonus and benefits covered his period of employment as Chief Executive from 1 January 2005 to 22 April 2005. His fees covered the period from 23 April 2005 to 31 December 2005.

Pension contributions to Directors of £102,905 (2004: £118,600) were paid by the Company, including £38,133 (2004: £33,075) in respect of the highest paid Director. Other benefits of executive Directors comprise a car (or allowance), provision of fuel and insurances for life, personal accident and family medical cover. Non-executive Directors are not eligible for pension scheme membership and do not participate in any of the Group's bonus or other incentive plans.

Directors' interests under Long-Term Incentive Plans

As described above, the Company operated the Old LTIP until its expiry and replacement by the New LTIP. Details of the Directors' interests in these arrangements are given on the following page:

Directors' interests under Long-Term Incentive Plans (continued)

Interests under the Ultra Electronics Long-term Incentive Plan (the 'Old LTIP')

	No. of shares					Market price of shares granted	Crystallising dates of outstanding awards
Award periods	J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat		
2002	52,170	31,302	24,662	29,879	32,013	£4.22	April 2005
Interests at 1 January 2005	52,170	31,302	24,662	29,879	32,013		
2002 award crystallised during the year	(43,822)	(26,293)	(20,716)	(25,098)	(26,890)		
2002 award lapsed during year	(8,348)	(5,009)	(3,946)	(4,781)	(5,123)		
Interests at 31 December 2005	-	-	-	-	-		

The 2002 award crystallised during the year as detailed above. This award was granted under the Old LTIP that was subject to the same performance conditions disclosed above in relation to the New LTIP. The actual date of the award was February 2002. The market price of the shares when granted was £4.22: the market price of the shares on vesting was £7.40. The aggregate gain made by the executive Directors under the Old LTIP during the year was £1,056,503 (2004: £762,325).

No awards were made under the Old LTIP in 2005, nor shall be made in the future.

Interests under the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the 'New LTIP')

	No. of shares					Market price of shares granted	Crystallising dates of outstanding awards
Award periods	J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat		
2003	50,864	30,386	24,221	29,065	31,047	£4.54	April 2006
2004	49,443	29,084	23,267	27,727	29,278	£5.16	April 2007
Interests at 1 January 2005	100,307	59,470	47,488	56,792	60,325		
2005	26,280	26,954	16,576	22,237	21,832	£7.42	April 2008
Interests at 31 December 2005	**126,587**	**86,424**	**64,064**	**79,029**	**82,157**		

These awards are subject to the comparative EPS-based performance conditions described above. During the year, the Group purchased 79,155 shares (nominal value of £3,958) for a net £596,000 relating to the 2005 awards (2004: 196,878 shares – £1,124,000). This includes £481,000 worth of Ultra shares for the Directors (2004: £902,000). The Group purchased 79,155 shares for the 2005 award at the then mid-market price from Directors who sold shares on crystallisation of the 2002 awards as noted above. The mid-market price was £7.53 on the date of purchase. Shares were sold by J. Blogh (17,663), D. Caster (10,598), A. Hamment (20,716) and D. Jeffcoat (5,523).

On the 23 April 2005, J. Blogh retired as Chief Executive and became non-executive Chairman. The Remuneration Committee having taken appropriate external advice, made a descretionary decision to allow him to retain his existing LTIP entitlement at that time.

Directors' interests under the All-Employee Share Ownership Plan

As described above, the Company operates an All-Employee Share Ownership Plan ('AESOP') in which the executive Directors are eligible to participate. Details of the executive Directors' interests in this arrangement are given below:

Name of Director	Interests as at 1 January 2005	Partnership shares acquired during year	Interests as at 31 December 2005	Partnership shares acquired from 1 January 2006 to 27 February 2006	Interests as at 27 February 2006
D. Caster	1,181	209	1,390	25	1,415
A. Hamment	1,181	209	1,390	25	1,415
F. Hope	1,181	209	1,390	25	1,415
D. Jeffcoat	1,090	206	1,296	25	1,321
Total	4,633	833	5,466	100	5,566

Directors' interests under the All-Employee Share Ownership Plan (continued)

During the year, the Share Ownership Plan Trust, established and operated in connection with the AESOP, purchased 53,426 (2004: 65,672) Ultra Electronics Holdings plc shares (nominal value £2,671) for £431,750 (2004: £394,475). One executive Director, David Jeffcoat, is a trustee of the Plan Trust as well as participating in the AESOP.

Directors' interests

Details of Directors' shareholdings are given below:

	At start of year		At end of year		At 27 February 2006
	Direct ownership	Indirect beneficial ownership	**Direct ownership**	**Indirect beneficial ownership**	**Direct ownership**
C. Bailey	-	-	**-**	**2,500**	**-**
J. Blogh	232,000	884,921	**258,159**	**884,921**	**258,159**
D. Caster	520,590	500,576	**536,494**	**500,576**	**536,519**
I. Griffiths	-	-	**-**	**-**	**-**
A. Hamment	55,154	43,535	**55,363**	**43,535**	**55,388**
F. Hope	50,683	-	**75,990**	**-**	**76,015**
D. Jeffcoat	5,458	13,500	**40,531**	**-**	**40,556**
A. Walker	1,096	469	**1,096**	**469**	**1,096**

There were no changes in indirect beneficial ownership between 1 January 2006 and 27 February 2006.



Andrew Walker
Chairman of the Remuneration Committee
27 February 2006

To the members of Ultra Electronics Holdings plc

We have audited the Group financial statements (the "financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the related notes numbered 1 to 28 and the statement of accounting policies. These financial statements have been prepared under the accounting policies set out therein.

The Corporate governance statement and the Directors' Remuneration report are included in the individual Company Annual Report of Ultra Electronics Holdings plc for the year ended 31 December 2005. We have reported separately on the individual Company financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2005 and on the information in the Directors' Remuneration report included in the Annual Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the Directors' report and the other information contained in the Annual Report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
27 February 2006

Notes: An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Consolidated income statement

For the year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Continuing operations			
Revenue	*3*	**342,410**	310,742
Cost of sales		**(250,160)**	(229,627)
Gross profit		**92,250**	81,115
Other operating income		**4,805**	3,828
Distribution costs		**(825)**	(777)
Administrative expenses		**(48,393)**	(40,599)
Other operating expenses		**-**	(273)
Profit from operations	*4*	**47,837**	43,294
Investment revenue	*6*	**553**	157
Finance costs	*7*	**(7,688)**	(3,362)
Profit before tax		**40,702**	40,089
Tax	*8*	**(11,292)**	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent		**29,410**	29,151
Earnings per ordinary share (pence)			
From continuing operations			
Basic	*10*	**43.9**	43.7
Diluted	*10*	**43.5**	43.4

The accompanying notes are an integral part of this consolidated income statement.

Consolidated balance sheet

	Note	2005 £'000	2004 £'000
Non-current assets			
Intangible assets	*11*	**150,494**	114,843
Property, plant and equipment	*12*	**22,844**	20,213
Deferred tax assets	*20*	**17,301**	14,000
		190,639	149,056
Current assets			
Inventories	*13*	**25,937**	22,557
Trade and other receivables	*15*	**74,412**	68,352
Cash and cash equivalents		**40,193**	24,060
		140,542	114,969
Total assets		**331,181**	264,025
Current liabilities			
Trade and other payables	*16*	**(104,009)**	(90,098)
Tax liabilities		**(8,089)**	(8,030)
Obligations under finance leases	*17*	**(36)**	(21)
Bank overdrafts and loans	*18*	**-**	(48,104)
Short-term provisions	*21*	**(7,028)**	(3,164)
		(119,162)	(149,417)
Non-current liabilities			
Retirement benefit obligations	*26*	**(46,576)**	(40,219)
Other payables	*16*	**(930)**	(1,115)
Deferred tax liabilities	*20*	**(1,149)**	(1,406)
Obligations under finance leases	*17*	**(67)**	(10)
Bank overdrafts and loans	*18*	**(74,367)**	-
Long-term provisions	*21*	**(3,874)**	(7,472)
		(126,963)	(50,222)
Total liabilities		**(246,125)**	(199,639)
Net assets		**85,056**	64,386
Equity			
Share capital	*22*	**3,361**	3,345
Share premium account	*23*	**31,679**	30,306
Own shares	*23*	**(2,641)**	(2,807)
Hedging and translation reserves	*23*	**(990)**	(1,098)
Retained earnings	*23*	**53,647**	34,640
Total equity attributable to equity holders of the parent		**85,056**	64,386

Signed on behalf of the Board



D. Caster, *Chief Executive*



D. Jeffcoat, *Finance Director*
27 February 2006

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated cash flow statement

	Note	2005 £'000	2004 £'000
Net cash from operating activities	*24*	**48,217**	44,121
Investing activities			
Interest received		**549**	157
Purchase of property, plant and equipment		**(7,311)**	(5,246)
Proceeds on disposal of property, plant and equipment		**100**	3
Expenditure on product development and other intangibles		**(2,909)**	(1,919)
Acquisition of subsidiary undertakings (net of cash acquired)		**(36,610)**	(23,288)
Net cash used in investing activities		**(46,181)**	(30,293)
Financing activities			
Issue of share capital		**1,389**	2,237
Purchase of Long-Term Incentive Plan shares		**(596)**	(1,124)
Dividends paid		**(9,567)**	(8,531)
Increase/(repayments) of borrowings		**21,747**	(1,400)
Repayments of obligations under finance leases		**(20)**	(3)
New finance leases		**92**	-
Net cash used in financing activities		**13,045**	(8,821)
Net increase in cash and cash equivalents		**15,081**	5,007
Cash and cash equivalents at beginning of year		**24,060**	18,044
Effect of foreign exchange rate changes		**1,052**	1,009
Cash and cash equivalents at end of year		**40,193**	24,060

The accompanying notes are an integral part of this consolidated cash flow statement.

Consolidated statement of recognised income and expense

For the year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Exchange differences on translation of foreign operations		**108**	(1,098)
Actuarial losses on defined benefit pension schemes (net of deferred tax and exchange rate movements)	*26*	**(3,580)**	(7,492)
Fair value of derivatives at 1 January 2005		**2,268**	-
Loss on cash flow hedge		**(144)**	-
Tax on items taken directly to equity		**(522)**	95
Net expense recognised directly in equity		**(1,870)**	(8,495)
Profit for the year		**29,410**	29,151
Total recognised income and expense for the year attributable to equity holders of the parent	*23*	**27,540**	20,656

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

1 Segment information

	2005			2004		
	External revenue £'000	Internal revenue £'000	Total £'000	External revenue £'000	Internal revenue £'000	Total £'000
Revenue						
Aircraft & Vehicle Systems	**84,370**	**982**	**85,352**	76,593	1,072	77,665
Information & Power Systems	**117,268**	**7,632**	**124,900**	113,689	3,116	116,805
Tactical & Sonar Systems	**140,772**	**8,035**	**148,807**	120,460	11,719	132,179
Eliminations	**-**	**(16,649)**	**(16,649)**	-	(15,907)	(15,907)
Consolidated revenue	**342,410**	**-**	**342,410**	310,742	-	310,742

	2005 £'000	2004 £'000
Profit from operations		
Aircraft & Vehicle Systems	**15,923**	14,867
Information & Power Systems	**18,094**	15,038
Tactical & Sonar Systems	**17,117**	13,389
	51,134	43,294
Amortisation of intangibles arising on acquisition*	**(3,297)**	-
Profit from operations	**47,837**	43,294
Investment revenue	**553**	157
Finance costs	**(7,688)**	(3,362)
Profit before tax	**40,702**	40,089

*All of the charge relating to the amortisation of intangibles arising on acquisition relates to Tactical & Sonar Systems.

Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Division				
Aircraft & Vehicle Systems	**2,177**	1,860	**1,208**	1,121
Information & Power Systems	**4,420**	2,711	**3,233**	2,186
Tactical & Sonar Systems	**3,623**	2,593	**7,141**	2,184
Total	**10,220**	7,164	**11,582**	5,491

The 2005 depreciation and amortisation expense includes £5,450,000 of amortisation charges (2004: £422,000) and £6,132,000 of property, plant and equipment depreciation charges (2004: £5,069,000). The increase in the amortisation charge results from the amortisation of intangible assets arising on the acquisition of the aircraft instrument business of Horizon Aerospace LLC (Horizon) and Audiopack Technologies Inc (Audiopack). These intangible assets (intellectual property, customer relationships and profit in opening order book) had a fair value at acquisition of £28,100,000. Both Horizion and Audiopack are included within Tactical & Sonar Systems.

Total assets by segment

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems	**67,144**	64,222
Information & Power Systems	**64,439**	62,162
Tactical & Sonar Systems	**141,441**	99,581
	273,024	225,965
Unallocated	**58,157**	38,060
Total assets	**331,181**	264,025

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

1 Segment information (continued)

Total liabilities by segment (continued)

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems	**(25,454)**	(22,671)
Information & Power Systems	**(38,528)**	(41,833)
Tactical & Sonar Systems	**(49,987)**	(37,376)
	(113,969)	(101,880)
Unallocated	**(132,156)**	(97,759)
Total liabilities	**(246,125)**	(199,639)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations and bank loans and overdrafts.

Revenue by destination

	2005 £'000	2004 £'000
United Kingdom	**132,603**	132,138
Continental Europe	**38,938**	32,948
North America	**145,338**	109,345
Rest of World	**25,531**	36,311
	342,410	310,742

Other Information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom	**131,336**	128,349	**6,430**	4,626
North America	**141,688**	97,616	**3,790**	2,538
	273,024	225,965	**10,220**	7,164

2 Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2005 £'000	2004 £'000
Profit from operations	**47,837**	43,294
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Operating profit (adjusted)[a]	**51,134**	43,294
Profit before tax	**40,702**	40,089
Add: Loss on fair value movements on derivatives	**3,436**	-
Add: Amortisation of intangibles arising on acquisition	**3,297**	-
Profit before tax (adjusted)[b]	**47,435**	40,089
Cash generated by operations *(see note 24)*	**64,499**	55,216
Purchase of property, plant and equipment	**(7,311)**	(5,246)
Proceeds on disposal of property, plant and equipment	**100**	3
Expenditure on product development and other intangibles	**(2,909)**	(1,919)
Purchase of Long-Term Incentive Plan shares	**(596)**	(1,124)
Operating cash flow (adjusted)[c]	**53,783**	46,930

2 Additional performance measures (continued)

Operating profit at [a] in the table opposite has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Profit before tax as shown at [b] in the opposite table and adjusted earnings per share *(see note 10)* are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating profit before tax ([b] in the opposite table) and adjusted earnings per share *(see note 10)* before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted)[c], rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3 Revenue

An analysis of the Group's revenue is as follows:

	2005 £'000	2004 £'000
Sales of goods	**212,287**	185,323
Revenue from long term contracts	**130,123**	125,419
	342,410	310,742

4 Profit from operations

Profit from operations is stated after charging/(crediting):

	2005 £'000	2004 £'000
Raw materials and other bought in inventories expensed in the year	**129,779**	129,293
Depreciation and amounts written off property, plant and equipment	**6,132**	5,069
Amortisation of internally generated intangible assets	**1,495**	377
Amortisation of acquired intangible assets	**3,955**	45
Net foreign exchange (gains)/losses	**(2,577)**	687
(Profit)/loss on disposal of property, plant and equipment	**(4)**	58
Operating lease rentals		
– plant and machinery	**1,073**	1,147
– other	**4,064**	3,773
Research and development costs	**15,124**	13,561
Auditors' remuneration		
– Group audit fees and expenses	**306**	248
– other fees and expenses *(see below)*	**109**	46

Other fees paid to Deloitte & Touche LLP represent £107,000 in relation to IFRS audit work (2004: £43,000) and £2,000 in relation to audit related services (2004: £3,000). No fees were paid to Deloitte & Touche LLP during the year in respect of due diligence work connected with acquisitions (2004: £31,000, which was included in the cost of the relevant investments).

5 Staff costs

Particulars of employees (including executive Directors) are shown below.

Employee costs during the year amounted to:

	2005 £'000	2004 £'000
Wages and salaries	**94,478**	87,290
Social security costs	**9,588**	8,988
Other pension costs	**6,353**	5,469
	110,419	101,747

The average monthly number of persons employed by the Group during the year was as follows:

	2005 Number	2004 Number
Production	**1,157**	1,105
Engineering	**1,143**	1,048
Selling	**190**	163
Support services	**390**	362
	2,880	2,678

Information on Directors' remuneration is given in the section of the Remuneration report described as having been audited, and those elements required by the Companies Act 1985 and the Financial Services Authority form part of these accounts.

6 Investment revenue

	2005 £'000	2004 £'000
Interest revenue	**553**	157

7 Finance costs

	2005 £'000	2004 £'000
Amortisation of finance costs of debt	**137**	130
Interest payable on bank loans and overdrafts	**3,164**	2,700
Interest payable on finance leases	**2**	3
Total borrowing costs	**3,303**	2,833
Loss on fair value movement on derivatives	**3,436**	-
Retirement benefit scheme finance charges	**949**	529
	7,688	3,362

8 Tax

	2005 £'000	2004 £'000
UK taxes		
Corporation tax	**7,415**	8,277
Adjustment in respect of prior years	**(161)**	(1,307)
	7,254	6,970
Overseas taxes		
Current taxation	**5,400**	3,383
Adjustment in respect of prior years	**405**	688
	5,805	4,071
Total current tax	**13,059**	11,041
Deferred tax		
Origination and reversal of timing differences		
UK and overseas deferred tax	**(1,767)**	(103)
Total tax charge	**11,292**	10,938

Corporation tax in the UK is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for the other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8 Tax (continued)

The amount of deferred tax charged to equity is shown in note 20.

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2005 £'000	2004 £'000
Group profit before tax	**40,702**	40,089
Tax on Group profit at standard UK Corporation tax rate of 30% (2004: 30%)	**12,211**	12,027
Effects of:		
Tax effect of income/expenses that are not taxable/allowable in determining taxable profits	**(1,105)**	(1,359)
Tax effect of losses not previously recognised	**(516)**	(544)
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	**457**	1,433
Tax effects of adjustments in respect of prior periods	**245**	(619)
Tax expense for the year	**11,292**	10,938

9 Dividends

Amounts recognised as distributions to equity holders in the year:

	2005 £'000	2004 £'000
Final dividend for the year ended 31 December 2004 of 9.2p (2003: 8.2p) per share	**6,078**	5,462
Interim dividend for the year ended 31 December 2005 of 5.2p (2004: 4.6p) per share	**3,489**	3,069
	9,567	8,531
Proposed final dividend for the year ended 31 December 2005 of 10.7p (2004: 9.2p) per share	7,134	6,078

The 2005 proposed final dividend was approved by the Board after 31 December 2005 and has not been included as a liability as at 31 December 2005.

10 Earnings per share

	2005 pence	2004 pence
Basic adjusted *(see below)*	**50.7**	43.7
Diluted adjusted *(see below)*	**50.3**	43.4
Basic	**43.9**	43.7
Diluted	**43.5**	43.4

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	2005 £'000	2004 £'000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**29,410**	29,151
Adjusted earnings		
Profit for the period from continuing operations	**29,410**	29,151
Loss on fair value movements on derivatives (net of tax)	**2,433**	-
Amortisation of intangibles arising on acquisition (net of tax)	**2,143**	-
Earnings for the purposes of adjusted earnings per share	**33,986**	29,151

	Number of shares	Number of shares
The weighted average number of shares is given below:		
Number of shares used for basic EPS	**67,074,121**	66,645,930
Number of shares deemed to be issued at nil consideration following exercise of share options	**524,441**	450,434
Number of shares used for fully diluted EPS	**67,598,562**	67,096,364

11 Intangible assets

	Goodwill £'000	Intellectual property £'000	Customer relationships £'000	Development costs £'000	Other £'000	Total £'000
Cost						
Beginning of year	107,419	3,547	-	4,369	718	116,053
Exchange differences	1,807	558	354	186	41	2,946
Transfers	-	-	-	(167)	3,031	2,864
Additions	810	-	-	2,166	743	3,719
Disposals	-	-	-	(352)	-	(352)
Acquisitions	5,341	7,319	19,093	-	1,836	33,589
End of year	**115,377**	**11,424**	**19,447**	**6,202**	**6,369**	**158,819**
Amortisation						
Beginning of year	-	-	-	(1,007)	(203)	(1,210)
Exchange differences	-	(13)	(34)	(106)	(47)	(200)
Transfers	-	-	-	-	(1,817)	(1,817)
Charge	-	(726)	(864)	(1,495)	(2,365)	(5,450)
Disposals	-	-	-	352	-	352
End of year	**-**	**(739)**	**(898)**	**(2,256)**	**(4,432)**	**(8,325)**
Carrying amount						
Beginning of year	107,419	3,547	-	3,362	515	114,843
End of year	**115,377**	**10,685**	**18,549**	**3,946**	**1,937**	**150,494**

Other represents software and patents and trademarks. Amortisation of intangible assets is included within administrative expenses. Transfers relate to items previously included within property, plant and equipment.

Intangible assets, other than goodwill, are amortised on a straight line basis over their estimated useful lives, typically as follows:

Intellectual property	10 years
Customer relationships	10 years
Development costs	2 to 10 years
Software	3 to 5 years
Patents and trademarks	10 to 20 years

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	2005 £'000	2004 £'000
Aircraft & Vehicle Systems		
Datel	**35,375**	35,375
Information & Power Systems (comprising several CGUs)	**19,670**	18,866
Tactical & Sonar Systems		
UnderSea Sensor Systems Inc.	**14,172**	14,172
Tactical Communication Systems	**19,305**	19,305
DNE Technologies	**16,012**	14,380
Other	**10,843**	5,321
	115,377	107,419

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

11 Intangible assets (continued)

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on an estimated growth rate of nil per cent.

The rate used to discount the forecast cash flows is 8.4%.

A detailed review of the carrying value of goodwill at 31 December 2005 has been performed and the Directors consider that no adjustment is required.

a) Acquisitions during the year

In aggregate, consideration of £36,832,000 was paid in respect of acquisitions, all of which was discharged by means of cash and cash equivalents. Aggregate assets and liabilities acquired comprised intangible assets of £28,248,000, property, plant and equipment of £1,701,000, cash of £222,000, inventories of £1,330,000, receivables of £1,359,000, current liabilities of £1,397,000 and provisions of £461,000.

Horizon Aerospace LLC

On 28 March 2005 the Group, through a subsidiary, purchased the trade and assets of Horizon Aerospace LLC, a business based in Victor, New York, USA, for a cash consideration before expenses of £2.4 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	-	476	476
Property, plant and equipment	361	(36)	325
Current assets:			
Inventories	660	(254)	406
Receivables	418	-	418
Current liabilities	(145)	-	(145)
Provisions:			
Warranty	(79)	(66)	(145)
Other	(31)	(161)	(192)
Net assets acquired	1,184	(41)	1,143
Goodwill capitalised at acquisition			1,276
Purchase consideration, including acquisition costs			2,419

Horizon made a contribution to Group profit after tax of £246,000 in the period from the date of acquisition to 31 December 2005. The goodwill arising on the acquisition is attributable to the anticipated future operating synergies deriving from the combination of businesses.

11 Intangible assets (continued)

Audiopack Technologies Inc.

On 15 July 2005 the Group, through a subsidiary, purchased all of the share capital of Audiopack Technologies Inc., a Company based in Cleveland, Ohio, USA, for a cash consideration before expenses of £33.7 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	105	27,667	27,772
Property, plant and equipment	1,461	(85)	1,376
Current assets:			
Cash at bank	222	-	222
Inventories	1,760	(836)	924
Receivables	941	-	941
Current liabilities	(1,243)	(9)	(1,252)
Provisions:			
Warranty	(10)	(114)	(124)
Net assets acquired	3,236	26,623	29,859
Goodwill capitalised at acquisition			4,065
Purchase consideration, including acquisition costs			33,924

Audiopack contributed a loss after tax of £1,779,000 in the period from date of acquisition to 31 December 2005, after acquisition financing costs of £850,000 and amortisation of intangibles of £2,405,000. The goodwill arising on the acquisition is attributable to the anticipated profits resulting from the access to new markets for the Group's existing products.

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the year would have been £350.0 million and Group profit attributable to equity holders of the parent would have been £30.5 million.

b) Revisions to provisional fair values – Videcom

Fair values on acquisition have been adjusted for Videcom which was purchased in July 2004. The revisions in value relate primarily to debtor provisions no longer required. These additional fair value adjustments have resulted in a reduction to goodwill at acquisition. Deferred consideration of £300,000 was paid during the year.

	Book value	Adjustments as at 31 December 2004	Further adjustments	Fair value
	£'000	£'000	£'000	£'000
Intangible fixed assets	-	-	-	-
Property, plant and equipment	50	-	(25)	25
Current assets:				
Inventories	264	-	-	264
Receivables	648	(259)	122	511
Current liabilities	(544)	(31)	58	(517)
Provisions:				
Warranty	(57)	-	-	(57)
Net assets acquired	361	(290)	155	226
Goodwill capitalised at acquisition				1,304
Purchase consideration, including acquisition costs				1,530

c) Additional purchase consideration – SML Limited

During the year contingent purchase consideration amounting to £958,000 became payable to the previous owners on the satisfaction of certain post acquisition performance targets, of which £189,000 was paid during the year. This amount had not previously been provided and resulted in additional goodwill arising in relation to SML Limited of £958,000.

12 Property, plant and equipment

	Land and Buildings Freehold £'000	Short leasehold £'000	Plant and machinery £'000	Total £'000
Cost				
At 1 January 2004	6,223	4,012	41,280	51,515
Foreign exchange differences	(19)	(32)	(551)	(602)
Acquisition of subsidiary undertakings	-	186	956	1,142
Additions	34	187	5,059	5,280
Disposals	-	(51)	(537)	(588)
Transfers	-	(101)	101	-
At 1 January 2005	**6,238**	**4,201**	**46,308**	**56,747**
Foreign exchange differences	**358**	**98**	**2,293**	**2,749**
Acquisition of subsidiary undertakings	**872**	**-**	**829**	**1,701**
Additions	**76**	**436**	**6,799**	**7,311**
Disposals	**-**	**-**	**(1,741)**	**(1,741)**
Transfers	**-**	**-**	**(2,864)**	**(2,864)**
At 31 December 2005	**7,544**	**4,735**	**51,624**	**63,903**
Accumulated Depreciation				
At 1 January 2004	(1,170)	(2,361)	(28,814)	(32,345)
Foreign exchange differences	(3)	5	351	353
Charge	(162)	(284)	(4,623)	(5,069)
Disposals	-	-	527	527
At 1 January 2005	**(1,335)**	**(2,640)**	**(32,559)**	**(36,534)**
Foreign exchange differences	**(127)**	**(28)**	**(1,700)**	**(1,855)**
Charge	**(207)**	**(357)**	**(5,568)**	**(6,132)**
Disposals	**-**	**-**	**1,645**	**1,645**
Transfers	**-**	**-**	**1,817**	**1,817**
At 31 December 2005	**(1,669)**	**(3,025)**	**(36,365)**	**(41,059)**
Carrying amount				
At 31 December 2005	**5,875**	**1,710**	**15,259**	**22,844**
At 31 December 2004	4,903	1,561	13,749	20,213

Freehold land amounting to £3,115,000 (2004: £1,175,600) has not been depreciated. The net book value of plant and machinery held under finance leases was £101,000 (2004: £38,000).

13 Inventories

	2005 £'000	2004 £'000
Raw materials and consumables	**17,578**	11,491
Work in progress	**6,376**	8,836
Finished goods and goods for resale	**1,983**	2,230
	25,937	22,557

14 Long-term contract balances

	2005 £'000	2004 £'000
Contracts in progress at the balance sheet date:		
Amounts due from contract customers included in trade and other receivables	**23,026**	23,978
Amounts due to contract customers included in trade and other payables	**(32,745)**	(23,096)
	(9,719)	882
Contract costs incurred plus recognised profits less recognised losses to date	**438,452**	464,731

At 31 December 2005, retentions held by customers for contract work amounted to £2,206,000 (2004: £845,000). Advances received from customers for contract work amounted to £27,976,000 (2004: £22,696,000).

15 Trade and other receivables

	2005 £'000	2004 £'000
Trade receivables	**47,052**	40,482
Amounts due from contract customers	**23,026**	23,978
Derivatives at fair value	**663**	-
Other receivables	**1,885**	2,125
Prepayments and accrued income	**1,786**	1,767
	74,412	68,352

Credit risk

The Group's principal financial assets are bank balances, cash and trade and other receivables.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

16 Trade and other payables

	2005 £'000	2004 £'000
Amounts included in current liabilities:		
Trade payables	**27,797**	25,215
Amounts due to contract customers	**32,745**	23,096
Derivatives at fair value	**1,975**	-
Other payables	**11,712**	11,419
Accruals and deferred income	**29,780**	30,368
	104,009	90,098

Amounts included within accruals and deferred income include £7,401,000 (2004: £5,602,000) relating to customer funding of inventories.

Amounts included in non current liabilities:		
Other payables	**223**	364
Accruals and deferred income	**707**	751
	930	1,115

17 Finance leases

Minimum lease payments

	2005 £'000	2004 £'000
Amounts payable under finance leases:		
Within one year	**36**	21
Between one and five years	**75**	12
	111	33
Less: future finance charges	**(8)**	(2)
	103	31

18 Bank overdrafts and loans

	2005 £'000	2004 £'000
Bank loans and overdrafts are payable as follows:		
Within one year or on demand	-	48,227
Between two and five years	74,708	-
	74,708	48,227
Less: unamortised finance costs of debt	(341)	(123)
	74,367	48,104

On 18 November 2005 the Group renewed its banking facilities that are provided by a small syndicate of banks, led by The Royal Bank of Scotland. The new facility, which provides up to £120 million of revolving credit over a five year period, is denominated in Sterling, US dollars and Canadian dollars and is used for balance sheet and operational needs. A further £10 million overdraft is available for short-term working capital funding.

All bank loans are unsecured. Interest is charged at 0.375% (2004: 0.75%) over base rate.

At 31 December 2005, the Group had available £45,292,000 (2004: £31,773,000) of undrawn committed borrowing facilities. These undrawn facilities all expire within five years (2004: within one year).

19 Derivative financial instruments

Exposure to currency and interest rate risks arise in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Currency risk

The Group utilises currency derivatives in the form of forward currency contracts to hedge its foreign currency risk. The currencies giving rise to this risk are primarily US dollars, Canadian dollars and Euros.

As noted in the Company's press release on 22 June 2005, the Group has applied IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Consequently the relevant comparative information for 2004 does not reflect the impact of these standards and is accounted for on a UK GAAP basis. This note therefore includes the disclosures required by IAS 32 and IAS 39 for the year ended 31 December 2005 and the disclosures required by Financial Reporting Standard 13 for the year ended 31 December 2004.

At 31 December 2005, the fair value of the Group's currency derivatives is estimated to be a liability of approximately £1,168,000, comprising £663,000 assets included in trade and other receivables and £1,831,000 liabilities included in trade and other payables. At 1 January 2005 an asset of £2,268,000 was recognised. The loss on derivative financial instruments included in the Group's consolidated income statement for the period was £3,436,000 (2004: £nil).

The derivative financial instruments maturity dates are typically between one to eighteen months from the balance sheet date. Where specific risks are identified maturity dates can extend beyond eighteen months.

The nominal values of the derivative contracts as at the 31 December 2005 were as follows:

Australian dollars	Aus$0.4m
Euros	€12.0m
New Zealand dollars	NZ$25.9m
US dollars	US$116.6m
Japanese yen	Yen297.3m

Net investment hedges

The Group has net investments in US and Canadian companies. The associated foreign currency translation risk is hedged by external borrowings in US and Canadian dollars. The value of the borrowings do not exceed the net investments, meeting the conditions required to qualify as effective hedges.

19 Derivative financial instruments (continued)

Interest rate risk

During the year the Group used interest rate swaps to manage its exposure to interest rate movements on its bank borrowings. The interest rate swaps, denominated in US dollars and Canadian dollars, have been entered into to achieve an appropriate mix of fixed and floating rate exposure reflecting the Group's policy. The swaps will mature over the next three years and have fixed swap rates ranging from 4.175 per cent to 4.815 per cent. The floating rates are US dollar LIBOR and Canadian dollar LIBOR. The nominal amounts of the interest rate swaps are US$40m and CAD$30m.

The interest rate swaps are designated effective cash flow hedges and the change in fair value has been charged to equity. At 31 December 2005, the net fair value of interest rate swaps was £144,000 (2004: £nil). There has been no offset in the income statement against hedged interest payments made in the period. The fair value will be realised in the income statement on a quarterly basis over the life of the swap as the interest is paid.

The effective interest rates and re-pricing dates of the Group's financial assets and liabilities were as follows:

	Effective interest rate	Total	Within 1 year	1 to 2 years	2 to 5 years
2005					
Cash and cash equivalents	2.95%	40,193	40,193	-	-
Unsecured bank loans:					
GBP loan	5.50%	19,159	-	-	19,159
US dollar loan	4.01%	33,990	-	-	33,990
Canadian dollar loan	3.14%	21,218	-	-	21,218
Finance lease liabilities	4.25%	103	36	67	-

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value
	2005 £'000	2005 £'000	2004 £'000	2004 £'000
Cash and cash equivalents	40,193	40,193	24,060	24,060
Interest rate swaps	(144)	(144)	-	(134)
Foreign exchange contracts	(1,168)	(1,168)	-	2,268
Unsecured bank loans	(74,367)	(74,367)	(48,104)	-
Finance lease liabilities	(103)	(103)	(31)	(31)

Estimation of fair values

Forward exchange contracts are marked to market using listed market prices. For interest rate swaps broker quotes are used.

FRS 13 disclosures for the year ended 31 December 2004

As previously mentioned the Group has applied IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. Information for the year ended 31 December 2004 has not been re-stated and the additional disclosures required for that year under Financial Reporting Standard 13 are as follows:

Interest rate profile

	At floating interest rates 2004 £'000
Financial assets	
Sterling	5,994
US dollars	12,554
Canadian dollar	4,060
Korean Won	868
Euro	442
Other	142
	24,060

All of the financial assets of the Group comprised of cash.

19 Derivative financial instruments (continued)

	At fixed interest rates 2004 £'000	At floating interest rates 2004 £'000	Financial liabilities on which no interest is paid 2004 £'000	Total 2004 £'000
Financial liabilities				
Sterling	14,892	-	951	15,843
US dollars	16	13,292	62	13,370
Canadian dollar	-	19,935	102	20,037
	14,908	33,227	1,115	49,250

The benchmark rate for floating interest rates is the Royal Bank of Scotland base rate.

The financial liabilities of the Group comprised the following:

	2004 £'000
Total borrowings and finance leases	48,135
Creditors: Amounts falling due after more than one year	
– Other payables	1,115
	49,250

The weighted average profile for fixed rate liabilities at 31 December 2004 was as follows:

	Fixed rate financial liabilities	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency		
Sterling	7.5	1

Currency risk

The table below shows the extent to which Group companies had monetary assets and liabilities in currencies other than their functional currencies.

Net foreign currency monetary assets

	US$ 2004 £'000	C$ 2004 £'000	Korean Won 2004 £'000	Other 2004 £'000	Total 2004 £'000
Functional currency of Group operations					
Sterling	7,700	1,382	834	100	10,016
Canadian dollar	1,591	-	-	-	1,591
	9,291	1,382	834	100	11,607

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2004 was as follows:

	2004 £'000
In one year or less, or on demand	48,125
In more than one year but not more than two years	488
In more than two years but not more than five years	637
	49,250

19 Derivative financial instruments (continued)

Gains and losses on hedges

The gains and losses below were based on market values at 31 December 2004

	Gains £'000	Losses £'000	Total net gains/(losses) £'000
Unrecognised gains and (losses) on hedges at 31 December 2003	4,156	(3,109)	1,047
(Gains) and losses arising before 31 December 2003, recognised in 2004	(3,544)	2,154	(1,390)
Gains and (losses) arising before 31 December 2003, not recognised in 2004	612	(955)	(343)
Gains and (losses) arising in 2004, not recognised in 2004	3,038	(561)	2,477
Unrecognised gains and (losses) on hedges at 31 December 2004	3,650	(1,516)	2,134
Of which:			
Gains and (losses) expected to be recognised in 2005	2,757	(1,055)	1,702
Gains and (losses) expected to be recognised in 2006 and beyond	893	(461)	432

20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £'000	Employee share options costs £'000	Derivatives £'000	Retirement benefit obligations £'000	Goodwill £'000	Other £'000	Tax losses £'000	Total £'000
At 1 January 2004	(530)	606	-	8,821	(1,260)	839	729	9,205
Credit/(charge) to income	11	194	-	99	(702)	814	(313)	103
Credit/(charge) to equity	-	285	-	3,191	(190)	-	-	3,286
At 1 January 2005	(519)	1,085	-	12,111	(2,152)	1,653	416	12,594
Credit/(charge) to income	(178)	378	1,003	269	37	22	236	1,767
Credit/(charge) to equity	-	693	(660)	1,620	138	-	-	1,791
At 31 December 2005	**(697)**	**2,156**	**343**	**14,000**	**(1,977)**	**1,675**	**652**	**16,152**

The Group has not recognised deferred tax assets of £0.61 million (2004: £1.04 million) relating to tax losses, due to uncertainty as to their recoverability.

There are no temporary differences which arise in respect of undistributed earnings.

21 Provisions

	Warranties £'000	Contract related provisions £'000	Total £'000
At 1 January 2005	8,462	2,174	10,636
Additional provision	1,044	1,024	2,068
Utilisation of provision	(1,475)	(1,102)	(2,577)
Acquisition of subsidiary undertaking	269	192	461
Exchange differences	120	194	314
At 31 December 2005	**8,420**	**2,482**	**10,902**
Included in current liabilities	5,966	1,062	7,028
Included in non current liabilities	2,454	1,420	3,874
	8,420	**2,482**	**10,902**

Warranty and contract related provisions will be utilised over the period as stated in the contract to which each specific provision relates.

22 Share capital

	2005		2004	
	No.	£'000	No.	£'000
Authorised:				
5p ordinary shares	90,000,000	4,500	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	67,221,085	3,361	66,904,519	3,345

316,566 ordinary shares having a nominal value of £15,828 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received was £1,388,978.

Share Options

During the year to 31 December 2005, the Group operated the following equity settled share options:

1. Savings Related Share Option Scheme

A Savings Related Share Option Scheme is open to all US employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is two years. If the options remain unexercised after a period of three months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

A Savings Related Share Option Scheme is open to all Canadian employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is three years. If the options remain unexercised after a period of six months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

At 31 December 2005, share options outstanding under Ultra's Savings Related Share Option Schemes were as follows:

Options granted	Number of shares 2005	Number of shares 2004	Option price (£)	Exercise dates
2003	**44,933**	86,351	4.83	September 2005 - March 2006
2005	**46,554**	-	7.50	September 2007 - December 2007

2. Company Share Option Plan

The Company Share Option Plan provides share options for nominated employees in the UK. The purchase price is set at a mid-market price on the date of grant. This is an approved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after ten years from the date of grant.

At 31 December 2005, share options outstanding under Ultra's Company Share Option Plan were as follows:

Options granted	Number of shares 2005	Number of shares 2004	Option price (£)	Exercise dates
1996	**3,452**	10,624	2.87	March 2000 - November 2006
1998	**12,805**	15,891	4.05	March 2001 - March 2008
1999	**27,805**	34,733	4.15	March 2002 - March 2009
2000	**24,976**	32,967	3.855	May 2003 - May 2010
2001	**24,751**	31,436	4.385	March 2004 - March 2011
2002	**41,983**	74,196	4.485	March 2005 - March 2012
2003	**53,078**	54,798	4.525	March 2006 - March 2013
2004	**62,717**	66,703	5.97	March 2007 - March 2014
2005	**53,953**	-	7.28	March 2008 - March 2015

22 Share capital (continued)

3. Executive Share Option Plan

The Executive Share Option Plan provides share options for nominated employees in the UK, US and Canada. The purchase price is set at a mid-market price on the date of grant. This is an unapproved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after seven years from the date of grant.

At 31 December 2005, share options outstanding under Ultra's Executive Share Option Scheme were as follows:

Options granted	Number of shares 2005	2004	Option price (£)	Exercise dates
1999	**21,175**	43,095	4.15 to 4.265	March 2002 - September 2006
2000	**46,047**	60,216	3.855	May 2003 - May 2007
2001	**77,753**	119,866	4.385	March 2004 - March 2008
2002	**131,106**	230,263	4.485	March 2005 - March 2009
2003	**249,664**	267,988	4.525	March 2006 - March 2010
2004	**214,210**	224,592	5.97	March 2007 - March 2011
2005	**199,465**	-	7.28	March 2008 - March 2012

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price (£) 2005	Number of options 2005	Weighted average exercise price (£) 2004	Number of options 2004
Beginning of year	**4.75**	**1,353,719**	4.30	1,684,234
Granted during the year	**7.31**	**309,194**	5.97	296,865
Forfeited during the year	**5.85**	**(28,115)**	4.55	(59,123)
Exercised during the year	**4.43**	**(298,371)**	4.09	(568,257)
Outstanding at the end of the year	**5.39**	**1,336,427**	4.73	1,353,719
Exercisable at the end of the year	**4.34**	**456,786**	4.11	348,828

Share options were exercised on a regular basis throughout the year. The weighted average share price during the year was £8.21.

The Group's equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model using the following assumptions for both 2004 and 2005:

	Share save*	CSOP*	ESOS*	LTIP*
Weighted average share price (£)	6.42	5.94	5.80	**5.50**
Weighted average exercise price (£)	6.19	5.93	5.82	**N/A**
Expected volatility %	17.70	21.07	20.48	**19.4**
Expected option life (years)	2.19	6.00	5.00	**3.00**
Risk free interest rate %	4.13	4.43	4.34	**4.20**
Expected dividends %	1.95	2.17	2.23	**2.11**

*Figures in the above table show an average across similar schemes.

4. Long-Term Incentive Plan

Details in relation to the LTIP are included in the Directors' Remuneration report on page 40.

The Group recognised total expenses of £1,212,000 and £797,000 related to equity-settled share based payment transactions in 2005 and 2004 respectively. Expected volatility was determined by calculating the historic volatility of the Group's share price.

23 Reserves

	Share premium account £'000	Reserve for own shares £'000	Hedging and translation reserve £'000	Retained earnings £'000
Balance at 1 January 2004	28,096	(2,483)	-	21,417
Total recognised income and expense	-	-	(1,098)	21,754
Own shares acquired	-	(1,124)	-	-
Disposal of own shares	-	800	-	-
Issue of new shares	2,210	-	-	-
Dividends to shareholders	-	-	-	(8,531)
Balance at 31 December 2004	30,306	(2,807)	(1,098)	34,640
Total recognised income and expense	-	-	108	27,432
Own shares acquired	-	(596)	-	-
Disposal of own shares	-	762	-	(762)
Equity settled employee share scheme	-	-	-	1,904
Issue of new shares	1,373	-	-	-
Dividends to shareholders	-	-	-	(9,567)
Balance at 31 December 2005	**31,679**	**(2,641)**	**(990)**	**53,647**

Cumulative goodwill written off directly to reserves is £33,294,000 (2004: £33,294,000).

24 Notes to the cash flow statement

	2005 £'000	2004 £'000
Profit from operations	47,837	43,294
Adjustments for:		
Depreciation of property, plant and equipment	6,132	5,069
Amortisation of intangible assets	5,450	422
Cost of equity settled employee share schemes	1,212	797
Increase/(decrease) in post employment benefit obligation	120	(55)
(Profit)/loss on disposal of property, plant and equipment	(4)	58
(Decrease)/increase in provisions	(366)	2,849
Operating cash flows before movements in working capital	60,381	52,434
Increase in inventories	(1,643)	(524)
Increase in receivables	(1,313)	(3,528)
Increase in payables	7,074	6,834
Cash generated by operations	64,499	55,216
Income taxes paid	(13,001)	(8,317)
Interest paid	(3,281)	(2,778)
Net cash from operating activities	48,217	44,121

Reconciliation of net movement in cash and cash equivalents to movements in net debt.

	2005 £'000	2004 £'000
Net increase in cash and cash equivalents	15,081	5,007
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	(21,727)	1,403
Change in net debt arising from cash flows	(6,646)	6,410
Amortisation of finance costs of debt	(137)	-
Finance leases acquired with subsidiary undertakings	-	(19)
Finance leases	(92)	-
Translation differences	(3,327)	872
Movement in net debt in the year	(10,202)	7,263
Net debt at start of year	(24,075)	(31,338)
Net debt at end of year	(34,277)	(24,075)

24 Notes to the cash flow statement (continued)

Net debt comprised the following:

	2005 £'000	2004 £'000
Cash and cash equivalents	**40,193**	24,060
Bank overdrafts and loans included in current liabilities	**-**	(48,104)
Bank overdrafts and loans included in non-current liabilities	**(74,367)**	-
Obligations under finance leases included in current liabilities	**(36)**	(21)
Obligations under finance leases included in non-current liabilities	**(67)**	(10)
	(34,277)	(24,075)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Cash and cash equivalents at the year end included deposits with banks of £1,047,000 held by a subsidiary that were not freely remittable to the holding Company because of currency restrictions. Steps are being taken to remove these restrictions.

25 Guarantees and other financial commitments

a) Capital commitments

At the end of the year capital commitments were:

	2005 £'000	2004 £'000
Contracted but not provided	**728**	748

b) Lease commitments

At 31 December 2005, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005 £'000	2004 £'000
Within one year	**555**	341
Between two and five years	**2,051**	2,382
After five years	**2,160**	2,680
	4,766	5,403

26 Retirement benefit schemes

Most UK employees of the Group are members of the Ultra Electronics Limited defined benefit scheme which was established on 1 March 1994. The scheme was closed to new members in 2003. A new defined contribution plan has been introduced for other employees and new joiners in the UK. The Group also operates two defined contribution schemes for overseas employees. In addition to these schemes, the Group's Tactical Communications business based in Montreal, Canada has three defined benefit schemes.

Defined contribution schemes

The total cost charged to income in respect of the defined contribution schemes was £1,910,000 (2004: £1,319,000).

Defined benefit schemes

The UK defined benefit scheme was actuarially assessed at 31 December 2005 using the projected unit method. The Canadian defined benefit schemes were actuarially assessed at 31 December 2005 using the projected unit method.

Key financial assumptions used in the valuation of these schemes were as follows:

	UK 2005	Canada 2005	UK 2004	Canada 2004
Discount rate	**4.8%**	**5.1%**	5.5%	5.5%
Inflation rate	**2.5%**	**2.5%**	2.5%	2.5%
Expected rate of salary increases	**3.75%**	**3.75%**	3.75%	3.75%
Future pension increases	**2.25%**	**2.25%**	2.25%	2.25%

26 Retirement benefit schemes (continued)

Amounts recognised in the income statement in respect of these defined benefit schemes are as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Current service cost	(3.9)	(0.2)	(4.1)	(3.8)	(0.2)	(4.0)
Interest on pension scheme liabilities	(6.1)	(0.3)	(6.4)	(5.0)	(0.2)	(5.2)
Expected return on pension scheme assets	5.2	0.2	5.4	4.6	0.2	4.8
	(4.8)	(0.3)	(5.1)	(4.2)	(0.2)	(4.4)

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement schemes is as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value of scheme assets	95.2	4.6	99.8	72.8	3.3	76.1
Present value of scheme liabilities	(139.9)	(6.5)	(146.4)	(111.5)	(4.8)	(116.3)
Scheme deficit	(44.7)	(1.9)	(46.6)	(38.7)	(1.5)	(40.2)
Related deferred tax asset	13.4	0.6	14.0	11.6	0.5	12.1
Net pension liability	(31.3)	(1.3)	(32.6)	(27.1)	(1.0)	(28.1)

Movements in the present value of defined benefit obligations during the year were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Present value of obligation at 1 January	(111.5)	(4.8)	(116.3)	(91.7)	(4.3)	(96.0)
Service cost	(4.0)	(0.1)	(4.1)	(3.8)	(0.2)	(4.0)
Interest cost	(6.1)	(0.3)	(6.4)	(5.0)	(0.2)	(5.2)
Contributions from scheme members	(1.7)	-	(1.7)	(1.7)	-	(1.7)
Actuarial gains and losses	(19.0)	(0.4)	(19.4)	(11.3)	(0.1)	(11.4)
Exchange difference	-	(0.9)	(0.9)	-	-	-
Benefits paid	2.4	-	2.4	2.0	-	2.0
Present value of obligation at 31 December	(139.9)	(6.5)	(146.4)	(111.5)	(4.8)	(116.3)

Movements in the fair value of scheme assets during the year were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value at 1 January	72.8	3.3	76.1	64.0	2.8	66.8
Expected return on scheme assets	5.2	0.2	5.4	4.6	0.2	4.8
Actuarial gains and losses	14.1	-	14.1	0.5	-	0.5
Exchange differences	-	0.6	0.6	-	-	-
Employer contributions	3.9	0.5	4.4	4.0	0.3	4.3
Employee contributions	1.7	-	1.7	1.7	-	1.7
Benefits paid	(2.5)	-	(2.5)	(2.0)	-	(2.0)
Fair value at 31 December	95.2	4.6	99.8	72.8	3.3	76.1

26 Retirement benefit schemes (continued)

The analysis of the scheme assets and the expected rate of return at the balance sheet date were as follows:

	2005	2004
Expected return:		
Equities	**7.5%**	7.5%
Bonds	**4.1%**	4.6%
Other assets	**4.5%**	4.6%
Other policies	**7.5%**	7.5%

Scheme assets were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Fair value:						
Equities	**82.7**	**2.8**	**85.5**	61.7	1.9	63.6
Bonds	**12.0**	**1.8**	**13.8**	9.2	1.4	10.6
Other assets	**0.5**	**-**	**0.5**	0.3	-	0.3
Other policies	**-**	**-**	**-**	1.6	-	1.6
	95.2	**4.6**	**99.8**	72.8	3.3	76.1

The analysis of the actuarial profit/(loss) in the consolidated statement of recognised income and expense were as follows:

	UK 2005 £m	Canada 2005 £m	Total 2005 £m	UK 2004 £m	Canada 2004 £m	Total 2004 £m
Actual return less expected return on pension scheme assets	**14.1**	**-**	**14.1**	2.1	-	2.1
Experience (losses)/gains arising on scheme liabilities	**2.3**	**0.2**	**2.5**	(1.6)	-	(1.6)
Changes in assumptions underlying the present value of the scheme liabilities	**(21.3)**	**(0.5)**	**(21.8)**	(11.2)	-	(11.2)
Exchange rate movement	**-**	**(0.1)**	**(0.1)**	-	-	-
	(4.9)	**(0.4)**	**(5.3)**	(10.7)	-	(10.7)

Cumulative actuarial losses, net of deferred tax, recognised in the consolidated statement of recognised income and expense at 31 December 2005 were £11.1 million (2004: £7.5 million).

The five-year history of experience adjustments is as follows:

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Present value of defined benefit obligations	**(146.4)**	(116.3)	(96.1)	(81.2)	(72.9)
Fair value of scheme assets	**99.8**	76.1	66.8	52.0	62.7
Scheme deficit	**(46.6)**	(40.2)	(29.3)	(29.2)	(10.2)
Experience adjustments on scheme liabilities	**2.5**	(1.6)	1.4	1.3	-
Percentage of scheme liabilities	**1.7%**	1.4%	1.5%	1.5%	-
Experience adjustment on scheme assets	**14.1**	2.1	5.4	(17.5)	-
Percentage of scheme assets	**14.2%**	2.5%	8.1%	32.3%	-

The expected amount of contributions expected to be paid to defined benefit schemes during the 2006 financial year is £4,300,000.

There is evidence to suggest that mortality rates are continuing to improve, meaning that people are living longer with the result that pensions will be payable for a longer period. The mortality assumptions used in the valuation of the UK scheme make prudent allowance for future improvements in longevity and are set out below.

	2005	2004	2003
Current pensioners (at 65) - males	**18.4 years**	18.4 years	17.0 years
Current pensioners (at 65) - females	**21.4 years**	21.4 years	20.7 years
Future pensioners (at 65) - males	**19.9 years**	19.9 years	17.0 years
Future pensioners (at 65) - females	**22.8 years**	22.8 years	20.7 years

27 Related party transactions

During the year, the Group made sales of £509,000 (2004: £192,000) to Interpacific Technologies Limited which were made under normal commercial terms. Amounts owed by Interpacific Technologies Limited to the Ultra Group at 31 December 2005 were £111,000 (2004: £56,000). Ultra owns 40% of Interpacific Technologies Limited.

28 Post balance sheet date events

On 12 January 2006, Ultra announced the acquisition of Polyflex Aerospace Ltd., a company based in Cheltenham, UK, for a cash consideration, subject to a net asset adjustment on completion of £4.0 million.

Statement of accounting policies in respect of the Group's consolidated financial statements

A summary of the Group's principal accounting policies, all of which have been applied consistently throughout the year and preceding year, is set out below:

a) Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRSs are given on pages 85 to 86. The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS regulations.

The consolidated financial information has been prepared under the historical cost convention except for derivatives which are measured at fair value.

b) Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Ultra Electronics Holdings plc ("the Company") and its subsidiaries (together, "the Group").

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal.

d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Sales of goods are normally recognised when goods are delivered and title has passed.

e) Long-term contracts

Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement.

f) Foreign currency (continued)

The trading results and cash flows of overseas undertakings are translated into sterling, which is the functional currency of the Company, using the average rates of exchange during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates ruling at the year-end. Exchange differences arising from the re-translation of the opening balance sheets and results are classified as equity and transferred to the Group's translation reserve.

Goodwill and fair value adjustments on the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities.

g) Government grants

Government grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

h) Retirement benefit costs

The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The actuarial gains and losses are recognised outside the income statement and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested. In accordance with IAS 19 actuarial gains and losses are recognised in full in the statement of recognised income and expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets.

i) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Any internally generated intangible asset arising from development activities is recognised only if an asset is created that can be identified, it is probable that the asset created will generate future economic benefit and the development cost of the asset can be measured reliably.

Internally generated assets are amortised on a straight-line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

j) Other intangible assets

Costs associated with producing or maintaining computer software programmes for sale are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, that will generate economic benefits exceeding costs beyond one year and that can be measured reliably, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is provided on a straight-line basis over their useful lives.

Patents and trademarks are stated initially at historical cost. Patents and trademarks have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination whose fair value can be reliably measured are separated from goodwill and amortised on a straight line basis over their remaining useful lives.

k) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

k) Impairment (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

l) Property, plant and equipment

Property, plant and equipment are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years

Freehold land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

m) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Operating lease rentals are charged to income on a straight-line basis over the term of the relevant lease.

n) Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads incurred in bringing the inventories to their present location and condition) and net realisable value. Provision is made for any obsolete, slow moving or defective items.

o) Cash and cash equivalents

Cash and cash equivalents comprise cash in-hand, call deposits and bank overdrafts, where there is right of set off. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

p) Share-based payments

The Group has applied the requirements of IFRS 2 "Share based payment." In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model.

q) Provisions

Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences. Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

r) Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities.

s) Derivative financial instruments

As permitted by IFRS 1 (paragraph 36a), Ultra has elected to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005. As a result, the relevant comparative information for the year ended 31 December 2004 does not reflect the impact of these standards and is accounted for in accordance with UK GAAP.

Ultra uses derivative financial instruments, principally forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. Ultra does not hold or issue derivatives for speculative or trading purposes. Under UK GAAP, such derivative contracts are not recognised as assets and liabilities on the balance sheet and gains or losses arising on them are not recognised until the hedge item is itself recognised in the financial statements.

From 1 January 2005 onwards, derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk. Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this income statement volatility. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting will not generally be applied to transactional hedging relationships, such as hedges of forecast or committed transactions. However, hedge accounting will be applied to translational hedging relationships where it is permissible under IAS 39. When hedge accounting is used, the relevant hedging relationships will be classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability will be adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss will be recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent that the hedge is effective, changes in the fair value of the hedging instrument will be recognised directly in equity rather than in the income statement. Any gain or loss relating to the ineffective portion is recognised immediately in the income statement. For cash flow hedges of forecasted future transactions, when the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity will be either recycled to the income statement or, if the hedged items results in a non-financial asset, will be recognised as adjustments to its initial carrying amount.

To the members of Ultra Electronics Holdings plc

We have audited the individual Company financial statements (the "financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2005 which comprise the balance sheet, the related notes 29 to 39 and the statement of accounting policies for the Company. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the individual Company financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the Directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and transactions with the Company is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' Remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's Corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report for the above year and described in the contents section including the unaudited part of the Directors' Remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
27 February 2006

Notes: An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Company balance sheet

	Note	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	*29*	**43**	33
Investments	*30*	**159,785**	127,048
		159,828	127,081
Current assets			
Debtors: Amounts falling due within one year	*31*	**20,035**	23,901
Debtors: Amounts falling due after more than one year	*31*	**6,978**	5,252
Cash at bank and in hand		**2**	1
		27,015	29,154
Creditors: Amounts falling due within one year	*33*	**(45,953)**	(93,498)
Net current liabilities		**(18,938)**	(64,344)
Total assets less current liabilities		**140,890**	62,737
Creditors: Amounts falling due after more than one year	*34*	**(88,819)**	(12,966)
Net assets		**52,071**	49,771
Capital and reserves			
Called-up share capital	*35*	**3,361**	3,345
Share premium account	*36*	**31,679**	30,306
Profit and loss account	*36*	**19,672**	18,927
Own shares	*37*	**(2,641)**	(2,807)
Equity shareholders' funds		**52,071**	49,771

Signed on behalf of the Board



D. Caster, *Chief Executive*



D. Jeffcoat, *Finance Director*
27 February 2006

The accompanying notes are an integral part of this balance sheet.

29 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 January 2004	237
Additions	26
At 1 January 2005	263
Additions	24
At 31 December 2005	**287**
Accumulated depreciation	
At 1 January 2004	216
Charge	14
At 1 January 2005	230
Charge	14
At 31 December 2005	**244**
Net book value	
At 31 December 2005	**43**
At 31 December 2004	33

Plant and machinery includes IT hardware and software.

30 Investments

a) Principal subsidiary undertakings

The Company owns 100% of the ordinary share capital of the following principal subsidiary undertakings:

Name	Place of registration or incorporation
Ultra Electronics Limited	England and Wales
United Electronic Holdings (USA) LLC	USA
United Electronics Canada Defence Inc	Canada

The principal activity of the subsidiary undertakings is the design, development and manufacture of electronic systems.

b) Investment in subsidiary undertakings

	Total 2005 £'000
Cost	
At 1 January 2005	**127,048**
Foreign exchange differences	**4,684**
Additions	**35,393**
Redemption of long-term loans	**(6,765)**
Disposals	**(575)**
At 31 December 2005	**159,785**
Net book value	
At 31 December 2005	**159,785**
At 31 December 2004	127,048

Disposals relate to a reduction in the share capital of Ultra Electronics Canada Defence Inc.

31 Debtors

	2005 £'000	2004 £'000
Amounts falling due within one year:		
Amounts owed by subsidiary undertakings	**19,560**	23,299
Deferred tax assets	**19**	24
Other debtors	**423**	332
Prepayments and accrued income	**33**	246
	20,035	23,901
Amounts falling due after more than one year:		
Amounts owed by subsidiary undertakings	**6,967**	5,252
Other debtors	**11**	-
	6,978	5,252

32 Deferred tax

Movements in the deferred tax asset were as follows:

	Deferred Tax 2005 £'000	Deferred Tax 2004 £'000
Beginning of year	**24**	18
(Debit)/credit to the profit and loss account	**(5)**	6
	19	24

Deferred tax balances are analysed as follows:

	2005 £'000	2004 £'000
Deferred capital allowances	**6**	7
Other timing differences relating to current assets and liabilities	**13**	17
Deferred tax asset	**19**	24

These balances are shown as follows:

	2005 £'000	2004 £'000
Debtors: Amounts falling due within one year	**19**	24

33 Creditors: Amounts falling due within one year

	2005 £'000	2004 £'000
Bank loans and overdraft	**40,577**	87,204
Amounts owed to subsidiary undertakings	**3,590**	4,099
Other creditors:		
– VAT	**95**	178
– social security and PAYE	**176**	209
– other creditors	**150**	722
Accruals and deferred income	**1,365**	1,086
	45,953	93,498

34 Creditors: Amounts falling due after more than one year

	2005 £'000	2004 £'000
Bank loans	**74,367**	-
Amounts owed to subsidiary undertakings	**14,452**	12,966
	88,819	12,966

The bank loans are unsecured and due for repayment in 5 years. Interest is charged at LIBOR.

Borrowings fall due as analysed below:

	2005 £'000	2004 £'000
Bank loans and overdraft		
In one year or less, or on demand	**40,577**	87,327
In more than one year but less than five years	**74,708**	-
	115,285	87,327
Less: unamortised finance costs of debt	**(341)**	(123)
	114,944	87,204
Less: included in Creditors: Amounts falling due within one year	**(40,577)**	(87,204)
Less: included in Creditors: Amounts falling due after more than one year	**(74,367)**	-
	-	-

35 Called-up share capital

	2005		2004	
	No.	**£'000**	No.	£'000
Authorised:				
5p ordinary shares	**90,000,000**	**4,500**	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	**67,221,085**	**3,361**	66,904,519	3,345

316,566 ordinary shares having a nominal value of £15,828 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received by the Company was £1,388,978.

36 Reserves

	Share premium £'000	Profit and loss account £'000
Beginning of year	30,306	11,288
Prior year adjustment	-	7,639
Disposal of own shares	-	(762)
Share based payments	-	586
Retained profit for the year	-	921
Issue of new shares	1,373	-
End of year	**31,679**	**19,672**

Retained profit for the year is after dividends of £2,433,000.

The adoption of FRS 20 and 21 resulted in a prior year adjustment, the effects of which can be seen in note 39.

37 Own shares

	Long-Term Incentive Plan shares £'000
Cost	
Beginning of year	(2,807)
Additions	(596)
Disposals	762
End of year	**(2,641)**

The Company holds 545,663 own shares (2004: 643,375).

38 Guarantees and other financial commitments

Lease commitments

The minimum rentals for the next 12 months are as follows:

	Plant and machinery 2005 £'000	Plant and machinery 2004 £'000
Operating lease rentals which expire		
– within one year	**12**	20
– between two to five years	**10**	13
	22	33

39 Prior year adjustments

The effects of the implementation of FRS 20 and FRS 21 on the reported results was as follows:

Profit and loss account

	2004 £'000
Decrease in dividend	714
Increase in administrative expenses	(378)
Increase in retained profits	336

Balance sheet

	2004 £'000
Decrease in creditors	6,157
Increase in profit and loss account	7,639
Increase in own shares	(1,482)
	6,157

Statement of accounting policies for the Company accounts

A summary of the Company's principal accounting policies, which has continued to apply United Kingdom accounting standards, all of which have been applied consistently throughout the year and preceding year in the separate financial information presented for the Company, is set out below:

a) Basis of accounting

The Company accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards. The Company has adopted FRS 20 and 21 during the year which reflect the accounting treatment contained within IFRS 2 share based payments and IAS 10 post balance sheet events.

No profit and loss account is presented for the Company, as permitted by section 230 of the Companies Act 1985. The Company's retained profit for the year is disclosed in note 36.

b) Fixed assets and depreciation

Tangible fixed assets are shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Plant and machinery	3 to 20 years
IT hardware and software	3 to 5 years

c) Taxation

UK Corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements. These arise from including gains and losses in tax assessments in different periods from those recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing difference can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

d) Retirement benefit costs

The Company provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

The amount charged to the profit and loss account for defined benefit schemes is the estimated regular cost of providing the benefits accrued in the period adjusted to reflect variations from the cost. The regular cost is calculated so that it represents a substantially level percentage of current and future pensionable payroll.

Any difference between the amount charged to the profit and loss account and contributions paid to the pension scheme is shown as a separately identifiable liability or asset in the balance sheet.

Certain employees and Directors participated in the UK defined benefit scheme operated by Ultra Electronics Limited. Paragraph 9(b) of FRS 17 allows for a defined benefit scheme to be accounted for as a defined contribution scheme where there are multi-employers and one employer is unable to identify its share of the underlying assets and liabilities on a consistent and reasonable basis. The Ultra Electronics Limited defined benefit scheme has been accounted for on this basis. The deficit in the scheme at 31 December 2005 was £44.7m (2004: £38.7m). Further disclosures in relation to this pension scheme are given in note 26 to the financial statements.

e) Investment

Fixed asset investments are shown at cost less provision for impairment.

f) Foreign currency
Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions (or, where appropriate, at the rate of exchange in a related forward exchange contract). Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date (or, where appropriate, at the rate of exchange in a related forward exchange contract). Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

g) Leases
Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease term and their useful lives. The capital element of future lease obligations are recorded as liabilities, whilst the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight line basis over the lease term, even if the payments are not made on such a basis.

h) Share-based payments
The Company has applied the requirements of FRS 20 to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005. The Company issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model, using the assumptions disclosed within the Group accounts in note 22.

Shareholder analysis

By category of shareholder

	Shares held	
	Number '000	% share capital
Unit trusts	27,104	40
Pension funds	14,358	21
Insurance companies	6,428	10
Private investors	3,234	5
Investment trusts and other funds	2,324	3
Charities	463	1
Other	13,310	20
	67,221	100

By size of holding

	Holders		Shares held	
	Number	% of holders	Number '000	% share capital
1-100	92	6	5	-
101-500	479	34	128	-
501-1,000	269	19	203	-
1,001-5,000	279	20	550	1
5,001-10,000	40	3	296	1
10,001-50,000	99	7	2,326	4
50,001-100,000	41	3	2,986	4
100,001 and over	117	8	60,727	90
	1,416	100	67,221	100

Financial calendar

18 April 2006	Record date for 2005 final dividend
27 April 2006	Annual General Meeting
5 May 2006	2005 final dividend paid
31 July 2006	Interim results announced
September 2006	2006 interim dividend paid

Five year review

	UK GAAP			IFRS	
	2001 £m	Restated 2002 £m	Restated 2003 £m	2004 £m	**2005** **£m**
Revenue					
Aircraft & Vehicle Systems	78.4	76.4	79.9	76.6	**84.4**
Information & Power Systems	74.4	82.9	95.5	113.7	**117.3**
Tactical & Sonar Systems	86.7	101.1	109.0	120.4	**140.7**
Total revenue	239.5	260.4	284.4	310.7	**342.4**
Profit from operations[1]					
Aircraft & Vehicle Systems	13.0	12.5	13.9	14.9	**15.9**
Information & Power Systems	7.6	11.0	11.0	15.0	**18.1**
Tactical & Sonar Systems	11.1	10.0	12.6	13.4	**17.1**
Total profit from operations	31.7	33.5	37.5	43.3	**51.1**
Margin[1]	13.2%	12.8%	13.2%	13.9%	**14.9%**
Profit before tax	27.1	29.9	34.4	40.1	**40.7**
Profit after tax	16.3	17.9	20.4	29.2	**29.4**
Operating cash flow[2]	35.2	38.7	48.3	46.9	**53.8**
Free cash flow before dividends, acquisitions and financing[3]	21.8	28.0	35.7	36.0	**38.1**
Net debt at year-end[4]	(40.6)	(39.3)	(30.3)	(24.1)	**(34.3)**
Headline earnings per share (p)[5]	30.5	33.2	38.2	43.7	**50.7**
Dividends per share (p)	10.4	11.2	12.3	12.8	**14.4**
Average employee numbers	2,376	2,395	2,505	2,678	**2,880**

[1] Before amortisation of goodwill and amortisation of intangibles arising on acquisition.

[2] Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.

[3] Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities.

[4] Bank overdrafts and loans less cash and cash equivalents.

[5] Before goodwill amortisation, amortisation of intangibles arising on acquisition and loss on derivative financial instruments.

Explanation of transition to IFRS

This is the first year that the Group has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRSs was therefore 1 January 2004.

Reconciliation of equity

	1 January 2004			31 December 2004		
	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Non current assets						
Intangible assets	90,847	1,214	92,061	107,281	7,562	114,843
Property, plant and equipment	19,170	-	19,170	20,213	-	20,213
Deferred tax assets	1,224	8,665	9,889	1,768	12,232	14,000
	111,241	**9,879**	**121,120**	**129,262**	**19,794**	**149,056**
Current assets						
Inventories	15,006	(197)	14,809	23,112	(555)	22,557
Trade and other receivables	64,895	(1,002)	63,893	68,758	(406)	68,352
Cash and cash equivalents	19,047	(1,003)	18,044	24,975	(915)	24,060
	98,948	**(2,202)**	**96,746**	**116,845**	**(1,876)**	**114,969**
Total assets	**210,189**	**7,677**	**217,866**	**246,107**	**17,918**	**264,025**
Current liabilities						
Trade and other payables	(82,492)	6,550	(75,942)	(96,403)	6,305	(90,098)
Tax liabilities	(5,019)	-	(5,019)	(8,030)	-	(8,030)
Obligations under finance leases	(5)	-	(5)	(21)	-	(21)
Bank overdrafts and loans	-	-	-	(48,104)	-	(48,104)
Short-term provisions	(3,881)	-	(3,881)	(3,164)	-	(3,164)
	(91,397)	**6,550**	**(84,847)**	**(155,722)**	**6,305**	**(149,417)**
Non-current liabilities						
Retirement benefit obligations	(809)	(28,439)	(29,248)	-	(40,219)	(40,219)
Other payables	-	-	-	(1,784)	669	(1,115)
Deferred tax liabilities	(102)	(120)	(222)	-	(1,406)	(1,406)
Obligations under finance leases	(7)	-	(7)	(10)	-	(10)
Bank overdrafts and loans	(49,370)	-	(49,370)	-	-	-
Long-term provisions	(3,830)	-	(3,830)	(7,472)	-	(7,472)
	(54,118)	**(28,559)**	**(82,677)**	**(9,266)**	**(40,956)**	**(50,222)**
Total liabilities	**(145,515)**	**(22,009)**	**(167,524)**	**(164,988)**	**(34,651)**	**(199,639)**
Net assets	**64,674**	**(14,332)**	**50,342**	**81,119**	**(16,733)**	**64,386**
Equity						
Share capital	3,318	-	3,318	3,345	-	3,345
Share premium account	28,096	-	28,096	30,306	-	30,306
Own shares	(1,106)	(1,387)	(2,493)	(1,325)	(1,482)	(2,807)
Hedging and translation reserve	-	-	-	-	(1,098)	(1,098)
Retained earnings	34,366	(12,945)	21,421	48,793	(14,153)	34,640
Total equity attributable to equity holders and the parent	**64,674**	**(14,332)**	**50,342**	**81,119**	**(16,733)**	**64,386**

The most significant adjustments to equity are the result of:

- inclusion of the pension deficit (net of deferred tax) on the balance sheet in accordance with IAS 19;
- reversal of goodwill amortisation charged post 1 January 2004 in accordance with the transitional provisions of IFRS 3;
- capitalisation and amortisation of development expenditure in accordance with IAS 38;
- revaluation of foreign exchange balances at actual rates in accordance with IAS 21, and
- accounting for dividends when approved in accordance with IAS 10.

Reconciliation of profit

	Year ended 31 December 2004		
	UK GAAP IFRS format £'000	Effect of transition to IFRS £'000	IFRS £'000
Revenue	319,669	(8,927)	310,742
Cost of sales	(235,017)	5,390	(229,627)
Gross profit	**84,652**	**(3,537)**	**81,115**
Other operating income	-	3,828	3,828
Distribution costs	(824)	47	(777)
Administrative expenses	(46,985)	6,386	(40,599)
Other operating expenses	(273)	-	(273)
Profit from operations	**36,570**	**6,724**	**43,294**
Investment revenue	157	-	157
Finance costs	(2,942)	(420)	(3,362)
Profit before tax	**33,785**	**6,304**	**40,089**
Tax	(10,308)	(630)	(10,938)
Profit for the year from continuing operations attributable to equity holders of the parent	**23,477**	**5,674**	**29,151**

The most significant adjustments to equity are the result of:

- reversal of goodwill amortisation charged post 1 January 2004 in accordance with the transitional provisions of IFRS 3;
- capitalisation and amortisation of development expenditure in accordance with IAS 38, and
- revaluation of foreign exchange transactions and balances at actual rates in accordance with IAS 21.

Cash flow statement

There were no material differences to the amounts recognised in the cash flow statement on transition to IFRS.

Business addresses

Tactical & Sonar Systems

Audiopack
4933 Neo Parkway
Garfield Heights
Ohio
OH 44128-3103
USA
Tel: +1 216 332 7040
Fax: +1 216 332 7046

DNE Technologies
50 Barnes Park North
Wallingford
Connecticut 06492-5912
USA
Tel: +1 203 265 7151
Fax: +1 203 265 9101

Flightline Systems
7625 Omnitech Place
Victor
New York 14564-9795
USA
Tel: +1 585 924 4000
Fax: +1 585 924 5732

Maritime Systems
40 Atlantic Street
Dartmouth
Nova Scotia B2Y4N2
Canada
Tel: +1 902 466 7491
Fax: +1 902 463 6098

Sonar & Communication Systems
419 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4567
Fax: +44 (0) 20 8813 4568

Tactical Communication Systems
600 Dr Frederik Philips Boulevard
Ville Saint-Laurent
Quebec H4M2S9
Canada
Tel: +1 514 855 6363
Fax: +1 514 855 6353

Ocean Systems
115 Bay State Drive
Braintree
Massachusetts 02184-5203
USA
Tel: +1 781 848 3400
Fax: +1 781 843 2153

UnderSea Sensor Systems Inc.
4578 East Park 30 Drive
Columbia City
Indiana 46725-8869
USA
Tel: +1 260 248 3500
Fax: +1 260 248 3510

Aircraft & Vehicle Systems

Controls
417 Bridport Road
Greenford
Middlesex UB6 8UE
England
Tel: +44 (0) 20 8813 4444
Fax: +44 (0) 20 8813 4351

Datel
1 Chain Caul Way
Ashton-on-Ribble
Preston
Lancashire PR2 2YL
England
Tel: +44 (0) 1772 325200
Fax: +44 (0) 1772 325201

Electrics
Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England
Tel: +44 (0) 1242 221166
Fax: +44 (0) 1242 221167

Measurement Systems Inc.
777 Commerce Drive
Fairfield
Connecticut 06432
USA
Tel: +1 203 336 4590
Fax: +1 203 336 5945

(from March 2006:
50 Barnes Park North
Suite 102
Wallingford
Connecticut 06492
USA
Tel: +1 203 949 3500
Fax: +1 203 949 3598)

Precision Air Systems
Anson Business Park
Cheltenham Road East
Gloucester GL2 9QN
England
Tel: +44 (0) 1452 714382
Fax: +44 (0) 1452 715252

Information & Power Systems

Advanced Tactical Systems
3300 Duval Road, Suite 200
Austin
Texas 78759
USA
Tel: +1 512 327 6795
Fax: +1 512 327 8043

Airport Systems
The Oaks
Crewe Road
Wythenshawe
Manchester M23 9SS
England
Tel: +44 (0) 161 946 3600
Fax: +44 (0) 161 946 3601

Command & Control Systems
Knaves Beech Business Centre
Loudwater
High Wycombe
Buckinghamshire HP10 9UT
England
Tel: +44 (0) 1628 530000
Fax: +44 (0) 1628 524557

EMS
95 Horseblock Road
PO Box 640
Yaphank
New York 11980
USA
Tel: +1 631 345 6200
Fax: +1 631 345 6216

Manufacturing & Card Systems
Waverley House
Hampshire Road
Granby Estate
Weymouth
Dorset DT4 9XD
England
Tel: +44 (0) 1305 784738
Fax: +44 (0) 1305 777904

PMES
Armitage Road
Rugeley
Staffordshire WS15 1DR
England
Tel: +44 (0) 1889 503300
Fax: +44 (0) 1889 572929

SML Technologies
316 Botley Road
Burridge
Southampton
Hampshire SO31 1BQ
England
Tel: +44 (0) 1489 557373
Fax: +44 (0) 1489 557374

PHOTOGRAPHY
Main Board: Molyneux Associates
Platforms/end applications courtesy of: Airbus, BAA, BAE Systems, Boeing, Bombardier Aerospace, US DoD.


Ultra
ELECTRONICS

Registered Office:
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322
www.ultra-electronics.com
information@ultra-electronics.com

Design: HAT Associates +44 (0)1242 253112